UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 February 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom Q2 results – media release

2.	Telecom Q2 results – condensed accounts

3.	Telecom Q2 results – management commentary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date:12 February 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Media Release

12 February, 2010

TELECOM ANNOUNCES SOLID SECOND QUARTER RESULTS

Telecom New Zealand has today announced Earnings Before Interest, Taxation Depreciation and Amortisation (EBITDA) of NZ$425 million for the three months to 31 December 2009, up 1.7% and in line with guidance. The quarter contained a Southern Cross dividend of $9m.

Adjusted year to date EBITDA was NZ$872m, a 1.4% decline on the first half of the previous financial year.

While adjusted revenue for the half fell by 6.5% on the equivalent half in the previous financial year, to $2,671m, adjusted operating expenses fell faster, to $1,799m, an 8.9% decrease on the equivalent half year.

“Telecom’s delivery of the turnaround remains on track, with EBITDA growth in the second quarter. The quarter saw progress on a range of fronts, including the addition of 60,000 customers in mobile, Telecom Retail attracting 64% of broadband connection growth, reduced fixed line churn and the success of our cost out programme,” said Paul Reynolds, Telecom CEO.

“Full year earnings guidance of EBITDA growth between -1% and +2% remains in place, with EBITDA growth now expected to be in the lower half of that range, reflecting the impacts of the economic downturn and the 27 January 2010 XT mobile outage.”

“The XT mobile network nevertheless continued to deliver growth during the quarter, with 467,000 connections established by 31 December, 2009. 57% of those connections are postpaid, and 47% are new acquisitions. In addition, the quarter saw average data revenues per user increase 19% and roaming revenues increase 111% when compared to Q2 in the previous financial year,” he said.

“Following the major network outage in January, a strong focus for XT is to restore customer confidence. To that end we are undertaking a significant series of actions that will improve the resilience of the network.”

Fixed broadband market growth slowed, but the total market has now passed the 1,000,000 connection mark. Telecom Retail attracted 64% of the new customers during the quarter and held its market share at 57%.

On 29 January 2010 Telecom made two detailed submissions on the invitation to participate in the Government’s Ultra Fast Broadband plans. One submission is fully-compliant with the Preferred Commercial Model and the other offers an Alternative Commercial Model.

“Our Alternative model focuses on the development of a national network, using Telecom’s fibre-to-the-node programme as the logical springboard for fibre to the home. It leverages Chorus’ expertise, and minimises waste and duplication while aligning the incentives and investment plans of the Government and our shareholders to deliver the best outcome for New Zealand. We are ready and open to discuss these or other proposals that are in the best interests of New Zealand and our shareholders,” Dr Reynolds said.

ADJUSTED INCOME STATEMENT

Quarter ended 31 Dec	2009 $M	2008 $M	Change %
Revenue	1,315	1,407	-6.5
Expenses	(890)	(989)	-10.0
EBITDA	425	418	1.7
Depreciation & amortisation	(257)	(219)	17.4
EBIT	168	199	-15.6
Net finance expense	(49)	(48)	2.1
Income tax expense	(39)	(46)	-15.2
Net Earnings	80	105	-23.8
EPS	4	6	-33.3
DPS	6	6	—

ECONOMY

Telecom has assessed the impact of the slowdown in the New Zealand economy at up to $10m during the quarter, consistent with the previous five quarters.

“The economy has returned to growth, but unemployment continues to rise. The impact of the economic downturn on Telecom in the second quarter was consistent with the previous five quarters, bringing the EBITDA impact year to date to $20m,” said Russ Houlden, CFO, Telecom.

CHANGE IN VALUATION OF HUTCHISON AND TMT VENTURES

Telecom’s investments in Hutchison and TMT Ventures were re-valued following the adoption of Part 1 of the new accounting standard IFRS 9. This has resulted in a change in the carrying value of these investments since 30 June, 2009.

“A total fair value adjustment of $251m has been taken directly to equity reserves. No other material changes have arisen for any of Telecom’s other financial assets as a result of adopting Part 1 of IFRS 9,” said Mr Houlden.

CHORUS

Chorus reported EBITDA of $186m for the quarter, a flat result compared with the equivalent quarter last year.

“At the close of the quarter 970,000 customers were able to access fixed line broadband at speeds of 10Mbps or higher,” said Mark Ratcliffe, CEO, Chorus.

2

“TelstraClear launched UCLL-based services during Q2, and Chorus resolved all service company issues and achieved all its Undertakings milestones.”

WHOLESALE AND INTERNATIONAL

Wholesale and International reported EBITDA of $62m for the quarter, a 1.6% decrease on the equivalent quarter last year.

“During Q2 we continued our VDSL2 pilot, with 10 additional exchanges added,” said Matt Crockett, CEO, Telecom Wholesale.

“All Undertakings requirements were met, with substantive future mode of operation (FMO) capabilities deployed and Enhanced UBA service extensions delivered.”

TELECOM RETAIL

Telecom Retail reported EBITDA of $82m for the quarter, a 7.9% decline on the equivalent quarter last year.

“Home access churn continues to decline, with fixed to mobile calling caps and a refreshed family of Total Home bundles launched. Broadband churn has remained stable, with 65% of broadband customers now under contract,” said Alan Gourdie, CEO, Telecom Retail.

“Contracting has also reduced business line access churn, and upgrades to Business Broadband are driving further reductions in churn while in Mobile consumer sales were also strong in prepaid.”

GEN-i

Gen-i reported EBITDA of $60m for the quarter, a 9.1% increase on the equivalent quarter last year.

“Gen-i’s increase in EBITDA was driven by IT Solutions growth, strong performance from our Australian business, and a focus on lowering costs,” said Chris Quin, CEO, Gen-i.

“We were also pleased to see the focus on Mobility deliver results with 6% revenue growth in mobile and 8% growth in connections in Q2.”

AAPT

AAPT reported EBITDA of $28m for the quarter, flat on the equivalent quarter last year.

“AAPT’s result was driven by a continued focus on removing cost from our business, combined with strong new sales in Business and Wholesale,” said Paul Broad, CEO, AAPT.

“Continued acquisition and contracting of consumer customers is also driving a reduction in churn.”

3

GUIDANCE

Telecom is maintaining its guidance for adjusted EBITDA in FY10 to be between -1% and +2% compared with FY09. It is now expected to be in the lower half of the range, reflecting the impacts of the economic downturn and the XT mobile outage. Guidance for adjusted group net earnings is $400m to $440m for the year. It is also expected to be in the bottom half of the range and is subject to any changes in tax legislation.

For FY10 the level of imputation credits is expected to be nil.

FY11 to FY13 EBITDA guidance has been maintained, however this is subject to potential regulatory risks arising from proposals on Ultra Fast Broadband, Rural Broadband and Telecommunications Service Obligations.

DIVIDEND

A Q2 dividend of 6c per share has been declared, with no imputation credits.

ENDS

Contacts at Telecom NZ media relations:

Mark Watts, +64 (0)272 504 018

or

Katherine Murphy, +64 (0)274 222 709

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs and assumptions of management from and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this media release. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are further discussed in management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2009 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated income statement

For the period ended 31 December 2009

		Three months ended 31 December		Six months ended 31 December		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2009 Unaudited NZ$	2008 Unaudited NZ$	2009 Unaudited NZ$	2008 Unaudited NZ$	2009 Audited NZ$

Operating revenues and other gains
Local service		254	261	514	527	1,049
Calling		254	322	518	641	1,239
Interconnection		41	44	83	91	177
Mobile		214	213	426	420	822
Data		165	166	324	326	652
Broadband and internet		143	143	287	290	582
IT services		116	123	231	236	486
Resale		71	81	145	173	333
Other operating revenue	3	57	54	143	154	286
Other gains	4	—	—	—	—	12

		1,315	1,407	2,671	2,858	5,638

Operating expenses
Labour		(231)	(228)	(457)	(468)	(909)
Intercarrier costs		(241)	(316)	(493)	(638)	(1,239)
Asset impairments	10	—	(101)	—	(101)	(101)
Other operating expenses	5	(418)	(445)	(849)	(868)	(1,710)

Earnings before interest, taxation, depreciation and amortisation		425	317	872	783	1,679

Depreciation		(189)	(159)	(376)	(323)	(683)
Amortisation		(68)	(60)	(134)	(112)	(234)

Earnings before interest and taxation		168	98	362	348	762

Finance income		2	16	17	36	41
Finance expense		(51)	(64)	(102)	(132)	(242)
Share of associates’ losses		—	—	—	—	(1)

Earnings before income tax		119	50	277	252	560

Income tax expense	12	(39)	(36)	(34)	(89)	(160)

Net earnings for the period		80	14	243	163	400

Net earnings attributable to equity holders of the Company		80	14	242	162	398
Net earnings attributable to non controlling interest		—	—	1	1	2

		80	14	243	163	400

Basic net earnings per share (in cents)		4	1	13	9	22
Diluted net earnings per share (in cents)		4	1	13	9	22
Weighted average number of ordinary shares outstanding (in millions)		1,883	1,831	1,874	1,828	1,837

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of comprehensive income

For the period ended 31 December 2009

	Three months ended 31 December		Six months ended 31 December		Year ended 30 June
	2009	2008	2009	2008	2009
(Dollars in millions)	Unaudited NZ$	Unaudited NZ$	Unaudited NZ$	Unaudited NZ$	Audited NZ$

Net earnings for the period	80	14	243	163	400

Other comprehensive income:
Translation of foreign operations	6	62	(10)	102	85
Net investment hedges	—	(94)	12	(101)	(98)
Reclassified to income statement on disposal of foreign operation	—	2	—	2	2
Revaluation of investments	20	(3)	34	(3)	15
Cash flow hedges	10	(16)	13	(23)	(67)
Income tax relating to components of other comprehensive income	2	34	(5)	26	36

Other comprehensive income / (loss) for the period, net	38	(15)	44	3	(27)

Total comprehensive income / (loss) for the period	118	(1)	287	166	373

Total comprehensive income / (loss) attributable to equity holders of the Company	118	(1)	286	165	371
Total comprehensive income attributable to non controlling interest	—	—	1	1	2

	118	(1)	287	166	373

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity

31 December (Dollars in millions)	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation reserve NZ$	Foreign currency translation reserve NZ$	Total equity holders of the Company NZ$	Non controlling Interest NZ$	Total equity NZ$

Balance at 1 July 2008	1,297	1,447	7	11	—	(33)	2,729	7	2,736
Net earnings for the period	—	162	—	—	—	—	162	11	163
Other comprehensive income[1]:
Translation of foreign operations	—	—	—	—	—	91	91	—	91
Net investment hedges	—	—	—	—	—	(71)	(71)	—	(71)
Reclassified to income statement on disposal of foreign operation	—	—	—	—	—	2	2	—	2
Revaluation of investments	—	—	—	—	(2)	—	(2)	—	(2)
Cash flow hedges	—	—	(17)	—	—	—	(17)	—	(17)

Total comprehensive income for the period, net of tax	—	162	(17)	—	(2)	22	165	1	166

Contributions by and distributions to owners:
Dividends	—	(275)	—	—	—	—	(275)	(2)	(277)
Dividend reinvestment plan	24	—	—	—	—	—	24	—	24
Tax credit on supplementary dividends	—	19	—	—	—	—	19	—	19
Issuance of shares under share	7	—	—	(3)	—	—	4	—	4

Total transactions with owners	31	(256)	—	(3)	—	—	(228)	(2)	(230)

Balance at 31 December 2008	1,328	1,353	(10)	8	(2)	(11)	2,666	6	2,672

Balance at 1 July 2009 as previously reported	1,384	1,369	(41)	11	12	(24)	2,711	5	2,716
Change in accounting policy for the adoption of NZ IFRS 9 (Note 1)	—	—	—	—	(275)	—	(275)	—	(275)

Balance at 1 July 2009 restated	1,384	1,369	(41)	11	(263)	(24)	2,436	5	2,441
Net earnings for the period	—	242	—	—	—	—	242	1	243
Other comprehensive income[1] :
Translation of foreign operations	—	—	—	—	—	(5)	(5)	—	(5)
Net investment hedges	—	—	—	—	—	8	8	—	8
Revaluation of investments	—	—	—	—	31	—	31	—	31
Cash flow hedges	—	—	10	—	—	—	10	—	10

Total comprehensive income for the period, net of tax	—	242	10	—	31	3	286	1	287

Contributions by and distributions to owners:
Dividends	—	(225)	—	—	—	—	(225)	(1)	(226)
Dividend reinvestment plan	72	—	—	—	—	—	72	—	72
Issuance of shares under share	8	—	—	(1)	—	—	7	—	7

Total transactions with owners	80	(225)	—	(1)	—	—	(146)	(1)	(147)

Balance at 31 December 2009	1,464	1,386	(31)	10	(232)	(21)	2,576	5	2,581

[1]	Components of other comprehensive income are shown net of tax.

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity (continued)

For the year ended 30 June 2009

30 June (Dollars in millions)	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation reserve NZ$	Foreign currency translation reserve NZ$		Total equity holders of the Company NZ$	Non controlling interest NZ$	Total equity NZ$

Balance at 1 July 2008	1,297	1,447	7	11	—	(33)		2,729	7	2,736
Net earnings for the period	—	398	—	—	—	—		398	2 1	400
Other comprehensive income[1]:
Translation of foreign operations	—	—	—	—	—	76		76	—	76
Net investment hedges	—	—	—	—	—	(69)		(69)	—	(69)
Reclassified to income statement on disposal of foreign operation	—	—	—	—	—	2		2	—	2
Revaluation of investments	—	—	—	—	12	—		12	—	12
Cash flow hedges	—	—	(48)	—	—	—		(48)	—	(48)

Total comprehensive income for the period, net of tax	—	398	(48)	—	12	9		371	2	373

Contributions by and distributions to owners:
Dividends	—	(495)	—	—	—	—		(495)	(4)	(499)
Tax credit on supplementary dividends	—	19	—	—	—	—		19	—	19
Dividend reinvestment plan	79	—	—	—	—	—		79	—	79
Issuance of shares under share	8	—	—	—	—	—		8	—	8

Total transactions with owners	87	(476)	—	—	—	—		(389)	(4)	(393)

Balance at 30 June 2009	1,384	1,369	(41)	11	12	(24	)(10)	2,711	5	2,716

[1]	Components of other comprehensive income are shown net of tax.

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of financial position

As at 31 December 2009

	31 December		30 June 2009 Audited NZ$
(Dollars in millions)	2009 Unaudited NZ$	2008 Unaudited NZ$
ASSETS
Current assets:
Cash	296	310	261
Short-term derivative assets	1	39	2
Receivables and prepayments	683	888	781
Taxation recoverable	—	75	47
Inventories	101	86	97

Total current assets	1,081	1,398	1,188

Non-current assets:
Long-term investments	291	521	538
Long-term receivables	9	—	—
Long-term derivative assets	30	181	69
Intangibles	978	922	953
Property, plant and equipment	4,235	4,098	4,288

Total non-current assets	5,543	5,722	5,848

Total assets	6,624	7,120	7,036

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	868	950	1,021
Taxation payable	5	—	—
Short-term derivative liabilities	32	12	43
Short-term provisions	22	27	34
Debt due within one year	349	544	385

Total current liabilities	1,276	1,533	1,483

Non-current liabilities:
Deferred tax liability	180	156	186
Long-term derivative liabilities	431	333	343
Long-term provisions	27	19	27
Long-term debt	2,129	2,407	2,281

Total non-current liabilities	2,767	2,915	2,837

Total liabilities	4,043	4,448	4,320

Equity:
Share capital	1,464	1,328	1,384
Reserves	(274)	(15)	(42)
Retained earnings	1,386	1,353	1,369

Total equity attributable to equity holders of the Company	2,576	2,666	2,711
Non-controlling interest	5	6	5

Total equity	2,581	2,672	2,716

Total liabilities and equity	6,624	7,120	7,036

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of cash flows

For the period ended 31 December 2009

		Six months ended 31 December		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	note	2009 Unaudited NZ$	2008 Unaudited NZ$

Cash flows from operating activities
Cash received from customers		2,716	2,814	5,652
Interest income		12	44	36
Payments to suppliers and employees		(1,870)	(2,046)	(3,966)
Income tax (paid)/refunded		12	(38)	(40)
Interest paid on debt		(97)	(123)	(213)
Dividend income		45	41	82

Net cash flow from operating activities	7	818	692	1,551

Cash flows from investing activities
Sale of property, plant and equipment		—	1	17
Sale of long-term investments		6	2	2
Purchase of property, plant and equipment and intangibles		(570)	(680)	(1,277)
Purchase of subsidiary companies		—	(6)	(6)
Capitalised interest paid		(10)	(9)	(18)

Net cash flow from investing activities		(574)	(692)	(1,282)

Cash flows from financing activities
Proceeds from long-term debt		—	400	400
Repayment of long-term debt and related derivatives		—	(700)	(744)
Settlement of derivatives		2	(92)	(77)
Proceeds from/(repayment of) short-term debt, net		(40)	94	(39)
Dividends paid		(153)	(253)	(420)

Net cash flow from financing activities		(191)	(551)	(880)

Net cash flow		53	(551)	(611)
Opening cash position		261	779	779
Foreign exchange movement		(18)	82	93

Closing cash position		296	310	261

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (“the Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard No. 34: ‘Interim Financial Reporting’, issued by the New Zealand Institute of Chartered Accountants. These condensed financial statements also comply with International Accounting Standard No. 34: ‘Interim Financial Reporting’.

Except for the adoption of the Standards and Interpretations described below, these condensed consolidated financial statements of the Company and Telecom have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2009.

Telecom has revised the presentation of certain mobile handset revenues and costs of sales. Certain mobile handset sales made through indirect channels were previously presented on a net basis. These sales are now reported on a gross basis as Telecom considers this to be a more appropriate presentation in applying the Group’s accounting policy. Comparative information has been represented accordingly. This reclassification impacts Telecom’s income statement and segment results (note 2). The impact of this revised presentation is to increase both mobile revenue and other operating expenses by $13 million for the three months ended 31 December 2008, $21 million for the six months ended 31 December 2008 and $39 million for the year ended 30 June 2009. This reclassification does not impact Telecom’s earnings before interest, tax, depreciation and amortisation, net profit before tax, earnings per share, statement of financial position or statement of cash flows. Certain other comparative information has been reclassified to conform with the current period’s presentation.

In order to assist readers in understanding the year on year performance, Telecom has restated its segment results to reflect Telecom’s new internal trading arrangements as well as price and volume refinements, and additional regulated trades per the separation undertakings, as per Telecom’s Separation Plan. There is no change to the overall Group reported result.

NZ IAS 1 ‘Presentation of Financial Statements (revised 2007)’ (‘IAS 1’)

Telecom has adopted IAS 1 with effect from 1 July 2009. The revised Standard has introduced a number of terminology changes (including revised titles for the condensed consolidated financial statements) and has resulted in a number of changes in presentation and disclosure. The revised Standard has had no impact on the reported results or financial position of Telecom.

NZ IFRS 3 ‘Business Combinations (revised 2008)’ (‘IFRS 3’) and NZ IAS 27 ‘Consolidated and Separate Financial Statements (amended 2008)’ (‘IAS 27’)

These revised standards have been adopted prospectively from 1 July 2009, but have had no impact on the condensed consolidated financial statements.

NZ IFRS 9 ‘Financial Instruments’ (‘IFRS 9’)

Telecom has elected to early adopt Part 1 of IFRS 9 (and its accompanying amendments to other existing NZ IFRS standards) with date of initial application of 31 December 2009. IFRS 9 applies only to financial assets. IFRS 9 specifies that financial assets should be measured at either amortised cost or fair value on the basis of both Telecom’s business model for managing the financial asset and the asset’s contractual cash flows. Consequently, Telecom now measures certain financial assets that were previously held at cost, being its investment in Hutchison Telecommunications Australia Limited (‘Hutchison’) and in TMT Ventures (‘TMT’), at fair value. Telecom has chosen to measure the fair value of Hutchinson under IFRS 9 using the observable market share price. Telecom currently considers the share price in an inactive market to be the most suitable estimate of level 2 type values as set out in IFRS 7 ‘Financial Instruments: Disclosures’.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements—(continued)

NOTE 1 FINANCIAL STATEMENTS (continued)

Early adoption of IFRS 9 does not require restatement of prior periods. The difference between the previous carrying amount of the affected financial assets and their carrying amount under IFRS 9 as at 1 July 2009 has been recognised as an adjustment to the opening revaluation reserve, as shown in the condensed consolidated statement of changes in equity. Telecom has elected to classify these investments as ‘fair value through other comprehensive income’ as allowed in IFRS 9.

This has resulted in a change in the carrying value of Telecom’s investments in Hutchison and TMT from $471 million, as reported under NZ IAS 39 ‘Financial Instruments: Recognition and Measurement” (‘IAS 39’) as at 30 June 2009 to $196 million, on 1 July 2009. The $275 million adjustment was recognised as an adjustment to opening equity on 1 July 2009. A $24 million increase in fair value of these investments was recognised in other comprehensive income during the six months ended 31 December 2009. No other material changes have arisen for any of Telecom’s other financial assets as a result of adopting IFRS 9.

The presentation currency of the financial statements is New Zealand dollars which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed financial statements are unaudited.

NOTE 2 SEGMENTAL REPORTING

Telecom’s segments comprise Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’).

Segmental information for the six months ended 31 December 2009

Unaudited	Chorus	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue	23	389	995	684	5	515	2,611
Internal revenue	488	260	58	32	317	55	1,210

Total revenue	511	649	1,053	716	322	570	3,821

Segment result	374	123	173	100	—	66	836

Segmental information for the six months ended 31 December 2008

Unaudited Restated	Chorus	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue	15	420	1,024	740	4	600	2,803
Internal revenue	489	274	61	31	306	54	1,215

Total revenue	504	694	1,085	771	310	654	4,018

Segment result	372	122	196	112	(1)	51	852

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements—(continued)

NOTE 2 SEGMENTAL REPORTING (continued)

Segmental information for the year ended 30 June 2009

Unaudited Restated	Chorus	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue	32	831	2,019	1,447	7	1,183	5,519
Internal revenue	979	545	118	64	601	109	2,416

Total revenue	1,011	1,376	2,137	1,511	608	1,292	7,935

Segment result	748	237	404	222	—	114	1,725

The segment results disclosed are based on those reported to Telecom’s Chief Executive Officer and are how Telecom analyses its business results. Segment result is measured based on net earnings before depreciation, amortisation, impairments, finance income and costs, associates losses and taxation expense. None of these other items are assessed on a segment basis by Telecom’s Chief Executive Officer.

Reconciliation from segment result to earnings before income tax

		Six months ended 31 December		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	notes	2009 Unaudited NZ$	2008 Unaudited NZ$

Segment result		836	852	1,725
Corporate income and expenses		36	32	43
Other gains not allocated to segments	4	—	—	12
Depreciation		(376)	(323)	(683)
Amortisation		(134)	(112)	(234)
Finance income		17	36	41
Finance expense		(102)	(132)	(242)
Asset impairments not allocated for segmental reporting	10	—	(101)	(101)
Share of associates’ losses		—	—	(1)

Earnings before income tax		277	252	560

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements—(continued)

NOTE 3 OTHER OPERATING REVENUE

	Three months ended 31 December		Six months ended 31 December		Year ended 30 June 2009 Audited NZ$
	2009 Unaudited	2008 Unaudited	2009 Unaudited	2008 Unaudited
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Other operating revenue
Dividends	10	2	45	41	82
Equipment	12	16	25	29	46
Miscellaneous other	35	36	73	84	158

	57	54	143	154	286

Dividend income includes Southern Cross dividends of $44 million for the six months ended 31 December 2009 (31 December 2008: $39 million).

NOTE 4 OTHER GAINS

Gain on sale of cable

In the year ended 30 June 2009, Telecom’s International business unit recognised a $12 million gain relating to the disposal of an undersea cable.

NOTE 5 OTHER OPERATING EXPENSES

	Three months ended 31 December		Six months ended 31 December		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	2009 Unaudited NZ$	2008 Unaudited NZ$	2009 Unaudited NZ$	2008 Unaudited NZ$

Provisioning	10	9	20	20	43
Network support	25	21	47	41	78
Maintenance and other direct costs	30	41	82	103	203
Mobile acquisitions, upgrades and dealer commissions	83	81	168	155	292
Procurement and IT services	72	91	140	160	319
Broadband, internet and other	29	25	42	39	67
Computer costs	51	49	104	101	202
Advertising, promotions and communications	36	35	62	53	98
Accommodation costs	34	31	69	68	135
Outsourcing	8	9	20	22	45
Travel	6	7	13	13	25
Bad debts	3	7	7	15	24
Other expenses	31	39	75	78	179

	418	445	849	868	1,710

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements—(continued)

NOTE 6 DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the six months ended 31 December 2009, 28,975,633 shares with a total value of $72 million were issued in lieu of a cash dividend (six months ended 31 December 2008: 10,537,595 shares with a total value of $24 million; year ended 30 June 2009: 33,629,166 shares with a total value of $79 million).

Dividends paid

On 20 August 2009 the board of directors approved the payment of a fourth quarter dividend for the year ended 30 June 2009 of $112 million, presenting 6.0 cents per share. No imputation credits were attached to the dividend and no supplementary dividend has been declared.

On 5 November 2009, the Board of Directors approved the payment of a first quarter dividend of $113 million, representing 6 cents per share. No imputation credits were attached to the dividend and no supplementary dividend has been declared.

Declaration of dividend

On 11 February 2010, the Board of Directors approved the payment of a second quarter dividend of $114 million, representing 6 cents per share. No imputation credits will be attached to the dividend and no supplementary dividend has been declared.

NOTE 7 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Six months ended 31 December		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	2009 Unaudited NZ$	2008 Unaudited NZ$
Net earnings for the period	243	163	400
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	510	435	917
Bad and doubtful accounts	10	17	29
Increase/(decrease) in deferred income tax	(9)	(7)	33
Share of associates’ losses	—	—	1
Asset impairments	—	101	121
Other	2	(7)	(54)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	88	(7)	101
Decrease/(increase) in inventories	(4)	(30)	(41)
Decrease/(increase) in tax recoverable	55	61	87
Decrease in accounts payable and related items	(77)	(34)	(43)

Net cash flows from operating activities	818	692	1,551

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements—(continued)

NOTE 8 CONTINGENCIES & COMMITMENTS

New Zealand

Commerce Act and Fair Trading Act Investigations and Enquiries

The Commerce Commission (‘the Commission’) has open Fair Trading Act investigations, which include Telecom’s broadband marketing campaigns.

Commerce Act Litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The hearing of the Commission’s claim took place in June-August 2008. A reserved judgment was delivered on 14 October 2009 in which the High Court concluded that much of Telecom’s pricing of data services met the requirements of the Commerce Act. However, it held pricing of two tail circuits breached the efficient component pricing rule (‘ECPR’) between March 2001 and late 2004. As a consequence it held that Telecom’s pricing of this configuration of data services was in breach of section 36 of the Commerce Act. There was insufficient evidence to ascertain the scope of the breach. There will be a separate hearing relating to any pecuniary penalty to be paid by Telecom under the Commerce Act. Telecom has appealed the High Court decision. The Commission has cross appealed the points decided in Telecom’s favour.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission's proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgment. Telecom has applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission’s appeal. The Commission successfully applied for leave to appeal to the Supreme Court. The hearing date is 21 June 2010.

Other litigation and investigations

Asia Pacific Telecommunications Limited (‘APT’) has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. APT is undertaking further inspection so that it can quantify the losses it says Telecom caused as a result of Telecom’s alleged breach of fiduciary duty. Telecom is reviewing its position in light of these developments. Telecom believes it has a strong defence for the majority of the claim. The High Court allocated a tentative date for a six week hearing starting 14 June 2010. In December 2009 both parties applied to postpone the hearing date and are waiting for a decision on this application. On 26 January 2010 the Court granted the parties’ application and scheduled a new hearing for five weeks starting on 7 February 2011.

On 27 August 2009 the Independent Oversight Group (‘IOG’) released a decision in which it found that Telecom’s Wholesale Loyalty Offers were in breach of the Undertakings (the obligation not to discriminate). The Commission investigated whether there had been a breach and whether to take any enforcement action. The Commission released its legal analysis for consultation on 16 October 2009 and Telecom made submissions on 30 October 2009. The Commission announced on 6 November 2009 that it was issuing proceedings alleging that three separate loyalty offers made by Telecom Wholesale between December 2008 and July 2009 are likely to have breached its obligation not to discriminate between service providers under the Telecom Separation Undertakings. Proceedings are expected to be filed early in 2010.

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements—(continued)

NOTE 8 CONTINGENCIES & COMMITMENTS (continued)

Australia

Australian litigation

Telecom was in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. Telecom has settled the dispute on confidential terms but is still negotiating one minor issue in connection with the settlement.

Effect of outstanding claims

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have a significant effect on the financial position or profitability of Telecom.

Capital commitments

At 31 December 2009, capital expenditure amounting to $165 million (31 December 2008: $251 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 9 LONG-TERM DEBT

In the year ended 30 June 2009 Telecom raised NZ$142 million through issuing Telebonds with maturities of 3 years, 5 years and 7 years. In August 2008 Telecom issued a 4 year CHF200 million bond (NZ$258 million) under the US$2 billion Euro Medium Term Note Programme.

During the year ended 30 June 2009, Telecom also repaid GBP200 million and JPY 2 billion on its Euro Medium Term Note Programme and repaid NZ$12 million in Telebonds.

NOTE 10 ASSET IMPAIRMENTS

	Three months ended 31 December		Six months ended 31 December		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	2009 Unaudited NZ$	2008 Unaudited NZ$	2009 Unaudited NZ$	2008 Unaudited NZ$

Impairment of Australian Operations	—	68	—	68	68
Impairment on existing mobile network	—	33	—	33	33
Impairment of other network equipment	—	20	—	20	20
Settlement from supplier of the equipment	—	(20)	—	(20)	(20)

	—	101	—	101	101

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated financial statements—(continued)

NOTE 10 ASSET IMPAIRMENTS (continued)

Australian Operations

In the year ended 30 June 2009 there was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. In previous periods the recoverable amount of the Group’s Australian Operations had been determined to exceed its carrying value based on forecasts at those times. Management’s assessment at that time of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for that financial year and lower growth rates for future years arising from economic and competitive conditions.

The recoverable amount of the Australian Operations was determined based on value in use. The pre-tax discount rate applied in this assessment was 12.4% .

Mobile network equipment

In the year ended 30 June 2009, a non-cash impairment charge of $33 million was recognised to provide for certain mobile network telecommunications equipment following the decision to implement WCDMA 850MHz technology for Telecom’s new XT mobile network.

Other network equipment

Telecom also recognised an impairment charge of $20 million in the year ended 30 June 2009 relating to other network equipment. Telecom received a corresponding $20 million settlement from the supplier of the equipment as compensation for Telecom’s loss, which has been netted against the impairment charge.

NOTE 11 SIGNIFICANT EVENTS AFTER BALANCE DATE

As described in Note 6, Telecom has declared a dividend in respect of the three months ended 31 December 2009. No other material subsequent events have arisen since 31 December 2009.

NOTE 12 TAXATION

The tax charge for the six months ended 31 December 2009 of $34 million was $55 million lower than the tax charge of $89 million for the six months ended 31 December 2008. This reduction was principally due to the increase in value of certain tax credits recognised as deferred tax assets in the first quarter of FY10, which arose from amendments to New Zealand’s tax legislation as described in the Q1 FY10 Management Commentary, and a reduction in net profit before tax after adjusting items.

At the date of these condensed financial statements a draft tax bill has been introduced in Parliament which, as currently worded, may reduce the value of the tax credits that were recognised following the abolition of the conduit relief regime.

14

Results for the six months and the Quarter ended 31 December 2009 12 February 2010

‘Telecom announces solid second quarter results’

	Six months ended 31 December					Quarter ended 31 December
Adjusted results ¹	2009		2008		Change	2009		2008		Change
	$	m	$	m	%	$	m	$	m	%
Operating revenue and other gains		2,671		2,858	(6.5)		1,315		1,407	(6.5)
Adjusted EBITDA		872		884	(1.4)		425		418	1.7
Depreciation and amortisation expense		510		435	17.2		257		219	17.4
Adjusted earnings before tax		277		353	(21.5)		119		151	(21.2)
Adjusted net earnings		243		254	(4.3)		80		105	(23.8)
Adjusted diluted EPS (cents)		13		13	—		4		6	(33.3)

[1]	This information is used throughout this commentary and is presented to indicate the underlying operating performance of the Group.

Key messages:

•	Full year EBITDA, net earnings and capex guidance maintained;

•	Adjusted EBITDA for Q2 FY10 up 1.7% on the prior comparative period;

•	Southern Cross dividends of $44 million in H1 FY10, compared to $39 million in the prior comparative period, with $9 million received in Q2 FY10;

•	Mobile connections (increased by 60,000 since 30 September 2009) driving growth in New Zealand mobile revenues;

•	Retail provides 64% of broadband connection growth in Q2 FY10;

•	Continued strong reduction in fixed line churn;

•	Cost-out programme remains on track;

•	Economic impacts remain at up to $10 million for Q2 FY10;

•	Adjusted net earnings of $243 million for H1 FY10 were down 4.3%, in line with expectations;

•	Transformation programmes remain on track with 294 new fibre-fed cabinets rolled out by Chorus in the quarter and all enforceable Undertakings commitments delivered; and

•	Q2 FY10 dividend declared of 6 cents per share.

	Six months ended 31 December			Quarter ended 31 December
Statutory results	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenue and other gains	2,671	2,858	(6.5)	1,315	1,407	(6.5)
EBITDA	872	783	11.4	425	317	34.1
Depreciation and amortisation expense	510	435	17.2	257	219	17.4
Earnings before tax	277	252	9.9	119	50	NM
Net earnings	243	163	49.1	80	14	NM
Diluted EPS (cents)	13	9	44.4	4	1	NM

Telecom’s Chief Executive, Paul Reynolds, said ‘Telecom’s delivery of the turnaround remains on track, with EBITDA growth in the second quarter. The quarter saw progress on a range of fronts, including the addition of 60,000 customers in mobile, Telecom Retail attracting 64% of broadband connection growth, reduced fixed line churn and the success of our cost out programme.

Full year earnings guidance of EBITDA growth between -1% and +2% remains in place, with EBITDA growth now expected to be in the lower half of that range, reflecting the impacts of the economic downturn and the 27 January 2010 XT mobile outage.

The XT mobile network nevertheless continued to deliver growth during the quarter, with 467,000 connections established by 31 December 2009. 57% of those connections are postpaid, and 47% are new acquisitions. In addition, the quarter saw average data revenues per user increase 19% and roaming revenues increase 111% when compared to Q2 in the previous financial year.

Following the major network outage in January, a strong focus for XT is to restore customer confidence. To that end we are undertaking a significant series of actions that will improve the resilience of the network.

Fixed broadband market growth slowed, but the total market has now passed the 1,000,000 connection mark. Telecom Retail attracted 64% of the new customers during the quarter and held its market share at 57%.

On 29 January 2010 Telecom made two detailed submissions on the invitation to participate in the Government’s Ultra Fast Broadband plans. One submission is fully-compliant with the Preferred Commercial Model and the other offers an Alternative Commercial Model.

Our Alternative model focuses on the development of a national network, using Telecom’s fibre to the node programme as the logical springboard for fibre to the home. It leverages Chorus’ expertise, and minimises waste and duplication while aligning the incentives and investment plans of the Government and our shareholders to deliver the best outcome for New Zealand. We are ready and open to discuss these or other proposals that are in the best interests of New Zealand and our shareholders.’

Group income statement

A breakdown of the Group’s income statement for the periods ended 31 December 2009, and the prior comparative periods, is provided in the table below.

	Six months ended 31 December			Quarter ended 31 December
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues and other gains
Local service	514	527	(2.5)	254	261	(2.7)
Calling	518	641	(19.2)	254	322	(21.1)
Interconnection	83	91	(8.8)	41	44	(6.8)
Mobile	426	420	1.4	214	213	0.5
Data	324	326	(0.6)	165	166	(0.6)
Broadband and internet	287	290	(1.0)	143	143	—
IT services	231	236	(2.1)	116	123	(5.7)
Resale	145	173	(16.2)	71	81	(12.3)
Other operating revenue	143	154	(7.1)	57	54	5.6

	2,671	2,858	(6.5)	1,315	1,407	(6.5)

Operating expenses
Labour	457	468	(2.4)	231	228	1.3
Intercarrier costs	493	638	(22.7)	241	316	(23.7)
Asset impairments	—	101	NM	—	101	NM
Other operating expenses	849	868	(2.2)	418	445	(6.1)

	1,799	2,075	(13.3)	890	1,090	(18.3)

EBITDA	872	783	11.4	425	317	34.1
Depreciation	376	323	16.4	189	159	18.9
Amortisation	134	112	19.6	68	60	13.3

Depreciation and amortisation	510	435	17.2	257	219	17.4

Earnings before interest and tax	362	348	4.0	168	98	71.4
Net finance expense	(85)	(96)	(11.5)	(49)	(48)	2.1
Share of associates' losses	—	—	—	—	—	—

Earnings before tax	277	252	9.9	119	50	NM
Income tax expense	(34)	(89)	(61.8)	(39)	(36)	8.3

Net earnings	243	163	49.1	80	14	NM

•

Telecom has delivered growth in New Zealand mobile revenues following completion of the XT mobile network. The combined mobile revenue at Gen-i and Retail grew by 2.5% in Q2 FY10 when compared to the prior comparative period, however this was partially offset by a NZ$4 million decline in mobile revenue at AAPT.

•

Calling revenue declined by 19.2% to $518 million in H1 FY10 and 21.1% to $254 million in Q2 FY10 when compared to the prior comparative periods largely due to lower international carrier services revenues and the impact of the strong NZD on USD denominated revenues. Local service revenues declined by 2.5% to $514 million in H1 FY10 and 2.7% to $254 million in Q2 FY10 when compared to the prior comparative periods, principally due to a reduction in the number of access lines.

•

Interconnection revenue decreased by 8.8% to $83 million in H1 FY10 and 6.8% to $41 million in Q2 FY10 when compared to prior comparative periods due to continued decreases in mobile termination rates and a decline in fixed to mobile traffic volumes.

•

Data revenue declined by 0.6% to $324 million in H1 FY10 and by 0.6% to $165 million in Q2 FY10 due to increased competition driving prices down. This decline was partially offset by growth in Wholesale & International, driven by growth in business with existing customers and acquisition of new customers.

•	Resale revenues declined by 16.2% to $145 million in H1 FY10 and by 12.3% to $71 million in Q2 FY10 largely due to continued managed churn of low margin consumer customers at AAPT.

•	IT services revenue decreased by 2.1% to $231 million in H1 FY10 and by 5.7% to $116 million in Q2 FY10 due to a decline in procurement revenue in New Zealand.

•

IT services cost of sales of $72 million decreased by $14 million when compared to Q2 FY09, primarily driven by the fall in procurement revenue. Mobile cost of sales increased by $2 million over the same period due to increased demand for XT handsets, although this increase was more than offset by reductions in other operating expenses.

•	IT solutions EBITDA margin improved to 5.8% in H1 FY10 compared to 4.6% in H1 FY09 despite lower revenue.

•

Year-to-date labour costs have reduced, but were up in the latest quarter. The year-to-date costs were $11 million lower at $457 million in H1 FY10 when compared to H1 FY09 as a result of a reduction in headcount. Labour costs in Q2 FY10 were $3 million higher than the prior comparative period principally due to increased headcount in T&SS as a result of additional resources required in relation to Undertakings requirements, and a reduction in labour capitalisation.

•

Intercarrier costs decreased by $145 million to $493 million in H1 FY10 and by $75 million to $241 million in Q2 FY10 due to revenue declines at AAPT, lower volumes of calls, more favourable commercial terms agreed with another operator and foreign exchange rate impacts.

•

Depreciation and amortisation expense increased by $75 million to $510 million in H1 FY10 when compared to H1 FY09 due mainly to the higher asset base, especially for the XT mobile network launched during the fourth quarter of FY09. The increase was $38 million in Q2 FY10 to $257 million when compared to Q2 FY09.

•

Net finance expense decreased in H1 FY10 by $11 million to $85 million due to use of money interest income recognised in Q1 FY10. The net finance expense of $49 million was relatively stable when comparing Q2 FY10 with the prior comparative period.

•

The tax charge in H1 FY10 of $34 million was $55 million lower than the tax charge in H1 FY09 of $89 million. This reduction was principally due to the increase in value of certain tax credits recognised as deferred tax assets in Q1 FY10, which arose from amendments to New Zealand’s tax legislation as described in the Q1 FY10 Management Commentary, and a reduction in net profit before tax after adjusting items.

Adjusting Items

There were no adjusting items during H1 FY10. During Q2 FY09 there were two non-cash impairment charges totalling $101 million.

The first was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. In previous periods the recoverable amount of the Group’s Australian operations had been determined to exceed carrying value based on forecasts at those times. Management’s assessment during Q2 FY09 of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for FY09 and lower growth rates for future years arising from economic and competitive conditions.

The second adjusting item was a $33 million non-cash impairment charge on mobile network equipment as a result of the decision in October 2008 to launch a new 3G network based on Wideband 850 technology. A $10 million tax benefit relating to this impairment was also adjusted for.

A reconciliation of reported earnings to adjusted net earnings is shown in the table below.

	Six months ended 31 December			Quarter ended 31 December
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Reported net earnings	243	163	49.1	80	14	NM
Adjusted for:
Impairment of goodwill	—	68	NM	—	68	NM
Impairment of mobile network equipment	—	33	NM	—	33	NM
Tax on mobile network impairment	—	(10)	NM	—	(10)	NM

Adjusted net earnings	243	254	(4.3)	80	105	(23.8)

Review of operations

Telecom’s business units comprise Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’) supported by a Corporate unit. The results by business unit incorporate internal trading as required by the Undertakings. These trades predominately relate to regulated services, as provided by Chorus and Wholesale. Field services that support the provision of regulated services, as stipulated in the Undertakings, are also sold internally by Chorus.

Telecom has implemented Full Cost Apportionment (‘FCA’) with effect from 1 July 2009, with restated comparative information. FCA aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale being allocated to other business units. The FCA allocations were discussed in more detail in the transcript of the Q1 FY10 results presentation, which is available online at http://investor.telecom.co.nz

In addition to the operational separation trades and FCA, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the termination of Retail’s, Gen-i’s and AAPT’s international voice traffic offshore.

All internal transactions are eliminated on consolidation.

Following the adoption of Part 1 of NZ IFRS 9 ‘Financial Instruments’, Telecom now carries its investment in Hutchison Telecommunications Australia Limited (‘Hutchison’) and TMT Ventures (‘TMT’) at fair value. These investments were previously held at cost, as permitted under IAS 39. The impact of this adjustment was a reduction in the carrying value of these investments of $275 million as at 1 July 2009, which has been recorded as an adjustment to opening equity, in accordance with the transitional provisions of Part 1 of NZ IFRS 9. Telecom has subsequently recognised an increase in the fair value of these investments during H1 FY10 of $24 million which, in accordance with the requirements of Part 1 of NZ IFRS 9, is able to be recognised as part of other comprehensive income.

As advised in the Q1 FY10 results, certain comparative numbers have also been represented, and had no impact on the overall results of the Group.

An analysis of revenue and EBITDA by business unit is set out below.

	Six months ended 31 December			Quarter ended 31 December
	2009 NZ$m	2008 NZ$m	Change %	2009 NZ$m	2008 NZ$m	Change %

Operating revenue and other gains

Chorus	511	504	1.4	255	249	2.4
Wholesale & International	649	694	(6.5)	328	358	(8.4)
Retail	1,053	1,085	(2.9)	526	542	(3.0)
Gen-i	716	771	(7.1)	359	390	(7.9)
AAPT	570	654	(12.8)	278	310	(10.3)
T&SS	322	310	3.9	159	154	3.2
Corporate	108	95	13.7	40	27	48.1
Eliminations	(1,258)	(1,255)	0.2	(630)	(623)	1.1

Operating revenue and other gains	2,671	2,858	(6.5)	1,315	1,407	(6.5)

Adjusted EBITDA

Chorus	374	372	0.5	186	186	—
Wholesale & International	123	122	0.8	62	63	(1.6)
Retail	173	196	(11.7)	82	89	(7.9)
Gen-i	100	112	(10.7)	60	55	9.1
AAPT	66	51	29.4	28	28	—
T&SS	—	(1)	NM	(1)	(1)	—
Corporate	36	32	12.5	8	(2)	NM

EBITDA	872	884	(1.4)	425	418	1.7

Economy

Economic conditions, and the resulting impact on the telecommunications sector in particular, affect Telecom’s operations. As a result of the economic downturn in both New Zealand and Australia, Telecom has seen a reduction in customer spending during Q2 FY10, most notably in revenue from mobile and international calling, as well as from the provision of connectivity in new subdivisions. These factors are estimated to have reduced Telecom’s EBITDA by up to $10 million in Q2 FY10 when compared with Q2 FY08. Despite the difficult economic conditions, bad debt expense for Q2 FY10 of $3 million was 57% lower than Q2 FY09.

Chorus

Chorus operates New Zealand’s largest local telecommunications access network. A range of telecommunications companies use this network to deliver telephone and broadband services to New Zealanders.

Chorus builds and maintains the telecommunications network, as well as installing and repairing phone and broadband connections.

In addition to being a leading manager in critical infrastructure build programmes to extend the fibre network and enable the delivery of high-speed broadband to New Zealand, Chorus is also responsible for the unbundling of exchanges and cabinets, the selling of UCLL lines and the provision of backhaul and co-location services to telecommunications providers. Chorus also provides a range of field and building services to the Telecom Group on assets that are owned by other parts of the Group.

Chorus earns internal revenue through the provision of copper and fibre access, co-location, field services and backhaul to other business units.

	Six months ended 31 December			Quarter ended 31 December
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenues
Local service	9	7	28.6	5	4	25.0
Other operating revenue	14	8	75.0	8	3	NM
Internal revenue	488	489	(0.2)	242	242	—

	511	504	1.4	255	249	2.4

Operating expenses
Labour	10	11	(9.1)	5	5	—
Other operating expenses	107	104	2.9	53	50	6.0
Internal expenses	20	17	17.6	11	8	37.5

	137	132	3.8	69	63	9.5

EBITDA	374	372	0.5	186	186	—

FTE - Permanent	213	180	18.3
FTE - Contractors	11	44	(75.0)

FTE - Total	224	224	—

Operating revenues

Operating revenues increased by 1.4% to $511 million in H1 FY10 and by 2.4% to $255 million in Q2 FY10 when compared to the prior comparative periods, due to the growth in local service and other operating revenues. Internal revenues were largely flat.

At 31 December 2009 Chorus had unbundled 76 exchanges and six external customers were consuming UCLL based services. Chorus’ local service revenue includes UCLL and contributions towards the provision of access infrastructure in new subdivisions. While UCLL revenues increased in H1 FY10 when compared to H1 FY09, this increase was partially offset by lower subdivision related revenue due to the reduction of residential development activity resulting from the slow-down of the New Zealand economy.

Other operating revenue increased by $6 million to $14 million in H1 FY10, largely attributable to the disposal of surplus copper, while UCLL co-location and backhaul service revenues were largely flat.

Chorus’ internal revenue has been constant in both periods. Internal access revenue declined as access lines shifted from Retail and Wholesale to external customers and also due to declines in internal field services revenue. These were offset by growth in co-location and backhaul revenues largely driven by additional FTTN cabinets.

Operating expenses

Operating expenses increased by 3.8% to $137 million in H1 FY10 and by 9.5% to $69 million in Q2 FY10 when compared to H1 FY09 and Q2 FY09 respectively.

Labour expenses in H1 FY10 decreased by $1 million to $10 million when compared to H1 FY09 and remained unchanged in Q2 FY10 when compared to Q2 FY09. This is consistent with steady overall FTE numbers.

Other operating expenses increased by $3 million in both H1 FY10 and Q2 FY10 when compared to the prior comparative periods. Maintenance costs have increased due to service company transition related expenses. These have been partially offset by lower provisioning costs due to lower provisioning demand and lower electricity prices.

Internal expenses increased by $3 million in H1 FY10 and $3 million in Q2 FY10, due to an increase in Chorus’ allocation of costs from other Telecom business units and Corporate.

Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow wholesale customers to build and deliver their own tailored services or on a resale basis allowing customers to resell Telecom Retail services to their own customers.

International provides international telecommunication services to other Telecom business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia. International also manages internet carriage from New Zealand and Australia, over the Southern Cross cable, to a range of peering networks in the USA.

	Six months ended 31 December			Quarter ended 31 December
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues
Local service	93	76	22.4	47	39	20.5
Calling	125	181	(30.9)	61	100	(39.0)
Interconnection	64	67	(4.5)	33	32	3.1
Mobile	4	3	33.3	2	2	—
Data	48	41	17.1	24	21	14.3
Broadband and internet	42	41	2.4	21	20	5.0
Other operating revenue	13	11	18.2	7	6	16.7
Internal revenue	260	274	(5.1)	133	138	(3.6)

	649	694	(6.5)	328	358	(8.4)

Operating expenses
Labour	29	28	3.6	15	15	—
Intercarrier costs	195	268	(27.2)	95	142	(33.1)
Other operating expenses	22	26	(15.4)	10	15	(33.3)
Internal expenses	280	250	12.0	146	123	18.7

	526	572	(8.0)	266	295	(9.8)

EBITDA	123	122	0.8	62	63	(1.6)

FTE - Permanent	425	396	7.3
FTE - Contractors	14	48	(70.8)

FTE - Total	439	444	(1.1)

Operating revenues

Wholesale & International’s revenues decreased by 6.5% to $649 million in H1 FY10 and 8.4% in Q2 FY10 to $328 million when compared to the respective prior comparative periods.

Increases in local service revenues reflect the growth in the number of fixed access lines supplied to Wholesale customers which increased by 19.7% or 352,000 lines from 31 December 2008 to 31 December 2009.

Calling revenues decreased by 30.9% in H1 FY10 to $125 million and by 39.0% in Q2 FY10 to $61 million primarily as a result of lower international carrier services revenues, as well as the impact of a strong NZD on USD-denominated revenues.

Interconnection revenues decreased by 4.5% to $64 million in H1 FY10, due to a decrease in mobile termination rates and a decline in fixed to mobile traffic volumes.

Data revenue increased by 17.1% to $48 million in H1 FY10 and by 14.3% to $24 million in Q2 FY10 due to growth in existing business and the impact of new customers acquired.

Internal revenues decreased by 5.1% in H1 FY10 to $260 million and by 3.6% to $133 million in Q2 FY10. These decreases were primarily due to a market based reduction in the internal pricing of international internet carriage, partially offset by increased demand for broadband and data inputs.

Operating expenses

Wholesale & International’s operating expenses decreased by 8.0% in H1 FY10 to $526 million and by 9.8% to $266 million in Q2 FY10 when compared to prior comparative periods.

Labour costs were flat as increases in Wholesale FTE for business growth and operational separation activities were offset by decreases in International’s labour costs reflecting lower FTE and favourable foreign exchange impacts on the conversion of its offshore payroll costs.

Intercarrier costs decreased by 27.2% to $195 million in H1 FY10 and by 33.1% to $95 million in Q2 FY10 due to the impact of a strong NZD on USD denominated costs, as well as lower international voice volumes.

Other operating expenses decreased by 15.4% to $22 million in H1 FY10 and by 33.3% to $10 million in Q2 FY10 due to higher MVNO customer acquisition costs in the comparative period and cost savings in International in the current period.

Internal expenses increased by 12.0% to $280 million in H1 FY10 and by 18.7% to $146 million in Q2 FY10 due to higher Chorus charges reflecting volume growth in Wholesale’s products that utilise Chorus’ inputs as well as the increases in Chorus co-location and backhaul costs associated with a higher number of FTTN cabinets being rolled out.

Wholesale & International’s EBITDA increased by 0.8% to $123 million in H1 FY10 and decreased by 1.6% to $62 million in Q2 FY10 when compared to the respective prior comparative periods. International EBITDA increased by 27.8% in H1 FY10 and by 23.8% in Q2 FY10, while Wholesale EBITDA decreased by 7.2% in H1 FY10 and by 7.7% in Q2 FY10 when compared to the prior comparative period.

The decline of Wholesale’s EBITDA was primarily attributable to increases in cabinet related Chorus costs without a corresponding increase in revenues generated from Wholesale customers served by such cabinets.

The increase in International EBITDA was primarily attributable to its cost-out programme, which was initiated during the second half of FY09.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed-line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS / text, content and data services.

	Six months ended 31 December			Quarter ended 31 December
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenues
Local service	345	367	(6.0)	171	181	(5.5)
Calling	170	190	(10.5)	85	94	(9.6)
Mobile	308	301	2.3	156	154	1.3
Data	11	13	(15.4)	5	7	(28.6)
Broadband and internet	142	135	5.2	71	67	6.0
IT services	10	8	25.0	5	4	25.0
Other operating revenue	9	10	(10.0)	5	6	(16.7)
Internal revenue	58	61	(4.9)	28	29	(3.4)

	1,053	1,085	(2.9)	526	542	(3.0)

Operating expenses
Labour	81	83	(2.4)	42	41	2.4
Other operating expenses	243	231	5.2	122	127	(3.9)
Internal expenses	556	575	(3.3)	280	285	(1.8)

	880	889	(1.0)	444	453	(2.0)

EBITDA	173	196	(11.7)	82	89	(7.9)

FTE - Permanent	2,036	2,158	(5.7)
FTE - Contractors	166	175	(5.1)

FTE - Total	2,202	2,333	(5.6)

Operating revenues

Retail’s operating revenues of $526 million in Q2 FY10 decreased by 3.0% when compared to Q2 FY09. Local service and calling revenue declines were partially offset by growth within broadband and mobile revenues.

The rate of the decline in combined local service and calling revenues has improved. The decline during Q2 FY10 was 6.9%, or $19 million, when compared to Q2 FY09, versus 8.2%, or $23 million, when comparing Q1 FY10 to the prior comparative period. These declines in revenue are due to a reduction in the number of access lines and associated reduction in national call minutes, partially offset by Consumer Price Index increases applied from April 2009 to some local services plans.

Bundled fixed access and broadband offers, higher levels of contracted customers and ongoing customer retention activity continues to reduce net churn levels within Retail’s residential and business channels. The number of retail access lines for these channels as at 31 December 2009 was 6.5% lower than at 31 December 2008. In Q2 FY10 the year on year decline in local service revenue eased to 5.5% as a result of lower net access churn.

Continued interest in ‘XT’ as well as the effects of Christmas activity on Mobile saw total mobile connections (including Gen-i’s customers) increase by 2.7% in Q2 FY10, 2.1% higher than the connection base at 31 December 2008. Migration and acquisition of customers to the XT network continued during Q2 FY10, with 20.2% of the total mobile connections now on the XT mobile network as at 31 December 2009, compared to 10.8% as at 30 September 2009. XT connections growth in H1 FY10 representing 47% new connections, 53% CDMA upgrades. Total mobile connections at 31 December 2009 were 2.310 million, of which 879,000 or 38.1% were post-paid and 1.431 million or 61.9% were pre-paid.

Q2 FY10 Mobile revenues were 1.3% or $2 million higher than Q2 FY09, primarily as a result of XT. As customers adopt the extended capabilities of the XT network, cellular roaming and mobile broadband revenues increased by 111% and 60% respectively in H1 FY10 when compared to H1 FY09. Ongoing XT migration and acquisition has seen mobile handset revenue increase by 12.8% when comparing Q2 FY10 with Q2 FY09. Partially offsetting the strong performance are declines in traditional mobile voice revenues, primarily post-paid.

Monthly mobile ARPU (for both Retail and Gen-i) of $26.28 for Q2 FY10 has remained relatively stable within the quarter and remains 1.7% favourable to Q2 FY09, a 7.0% increase when compared to Q4 FY09 following the launch of XT.

Declines in data revenues reflect downward trends in ISDN usage revenues as a result of falling calling minutes and customer numbers.

The ongoing success of ‘Total Home’ and the completion of ‘1 month’s free broadband and free wireless modem’ promotions contributed towards the 6.0% or $4 million increase in broadband and internet revenues, when comparing Q2 FY10 revenue of $71 million with $67 million in Q2 FY09. Competitive bundling and a continued focus on the customer experience when joining Telecom have delivered year-on-year growth in broadband connections of 11.8%. Broadband connection growth seen in Q1 FY10 was maintained in the seasonally quiet second quarter with the base increasing from 545,000 to 559,000 connections at 31 December 2009. The increase of 14,000 represents 64% of Telecom’s net additions in Q2 FY10.

Operating expenses

Total labour expenses in H1 FY10 decreased by 2.4% to $81 million and in Q2 FY10 increased by 2.4% to $42 million when compared with prior comparative periods. Although FTE numbers were down on prior quarters, the current period reflects reduced capitalisation of staff related costs.

XT mobile growth and an increase in mobile broadband demand has driven a $4 million increase in mobile cost of sales and commissions in Q2 FY10 compared to Q2 FY09. However, this was more than offset by a reduction in network support and consultancy costs.

Excluding mobile cost of sales, other operating costs declined by $9 million in Q2 FY10 when compared to Q2 FY09. This is a result of cost savings made on equipment purchases as well as one-off commissions in Q2 FY09 supporting the successful door-to-door campaigns aimed at reducing fixed line churn.

Gen-i

Gen-i integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia. Gen-i takes world-leading technologies and combines them in a way that produces a business advantage for clients.

	Six month ended 31 December			Quarter ended 31 December
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenues
Local service	52	62	(16.1)	25	31	(19.4)
Calling	84	94	(10.6)	40	46	(13.0)
Mobile	98	96	2.1	50	47	6.4
Data	181	192	(5.7)	93	98	(5.1)
Broadband and internet	14	13	7.7	7	7	—
IT services	221	228	(3.1)	111	119	(6.7)
Resale	1	1	—	1	1	—
Other operating revenue	33	54	(38.9)	14	26	(46.2)
Internal revenue	32	31	3.2	18	15	20.0

	716	771	(7.1)	359	390	(7.9)

Operating expenses
Labour	167	172	(2.9)	83	86	(3.5)
Intercarrier costs	—	3	NM	—	3	NM
Other operating expenses	214	238	(10.1)	103	123	(16.3)
Internal expenses	235	246	(4.5)	113	123	(8.1)

	616	659	(6.5)	299	335	(10.7)

EBITDA	100	112	(10.7)	60	55	9.1

FTE - Permanent	2,775	2,739	1.3
FTE - Contractors	200	277	(27.8)

FTE - Total	2,975	3,016	(1.4)

The results for Gen-i are presented separately under the headings Gen-i telecommunications solutions and Gen-i IT solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than the telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i telecommunications solutions

	Six month ended 31 December			Quarter ended 31 December
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenues
Local service	52	62	(16.1)	25	31	(19.4)
Calling	84	94	(10.6)	40	46	(13.0)
Mobile	98	96	2.1	50	47	6.4
Data	181	192	(5.7)	93	98	(5.1)
Broadband and internet	14	13	7.7	7	7	—
IT services	13	6	NM	7	3	NM
Resale	1	1	—	1	1	—
Other operating revenue	30	45	(33.3)	13	22	(40.9)
Internal revenue	18	25	(28.0)	9	13	(30.8)

	491	534	(8.1)	245	268	(8.6)

Operating expenses
Labour	92	98	(6.1)	44	48	(8.3)
Intercarrier costs	—	3	NM	—	3	NM
Other operating expenses	80	87	(8.0)	38	47	(19.1)
Internal expenses	232	245	(5.3)	112	122	(8.2)

	404	433	(6.7)	194	220	(11.8)

EBITDA	87	101	(13.9)	51	48	6.3

FTE - Permanent	1,187	1,193	(0.5)
FTE - Contractors	52	98	(46.9)

FTE - Total	1,239	1,291	(4.0)

Operating revenues – telecommunications solutions

Traditional voice and access revenues continued to reduce in line with industry trends as increased competition, regulation and technology drive down pricing, with local service revenues down by 16.1% to $52 million and calling revenues down by 10.6% to $84 million in H1 FY10 when compared to the prior comparative period. In Q2 FY10 local service revenues were down by 19.4% to $25 million and calling revenues down by 13.0% to $40 million when compared to the prior comparative period. The local service decline was caused by reductions in access prices and lines, which arose as customers consolidated the number of lines and used lower cost technologies.

Mobile revenue increased by $2 million in H1 FY10 and by $3 million in Q2 FY10 when compared to the prior comparative periods due to increased interest in XT and the migration of new customer wins onto Telecom’s network.

Data revenue for H1 FY10 decreased by 5.7% to $181 million and by 5.1% to $93 million in Q2 FY10 when compared with H1 FY09 and Q2 FY09 as customers moved to lower cost options and increased competition drove down pricing, particularly in New Zealand, while volumes held steady.

Operating expenses – telecommunications solutions

Labour costs reduced by 6.1% to $92 million in H1 FY10 and by 8.3% to $44 million in Q2 FY10 when compared with H1 FY09 and Q2 FY09, reflecting lower numbers of contractors and active management of costs in both New Zealand and Australia as part of the Gen-i cost-out programme.

Intercarrier costs are now incurred by AAPT and recharged to Gen-i under a revised trading model and are recorded as internal expenses by Gen-i.

Other operating expenses decreased by 8.0% to $80 million in H1 FY09 and by 19.1% to $38 million in Q2 FY10 when compared to the prior comparative periods, in line with the decline in revenue.

Internal expenses declined by 5.3% to $232 million in H1 FY10 and by 8.2% to $112 million in Q2 FY10 due to a corresponding reduction in the number of lines and volume of services purchased from Chorus and Wholesale.

Gen-i IT solutions

	Six months ended 31 December			Quarter ended 31 December
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenues
IT services	208	222	(6.3)	104	116	(10.3)
Other operating revenue	3	9	(66.7)	1	4	(75.0)
Internal revenue	14	6	NM	9	2	NM

	225	237	(5.1)	114	122	(6.6)

Operating expenses
Labour	75	74	1.4	39	38	2.6
Other operating expenses	134	151	(11.3)	65	76	(14.5)
Internal expenses	3	1	NM	1	1	—

	212	226	(6.2)	105	115	(8.7)

EBITDA	13	11	18.2	9	7	28.6

FTE - Permanent	1,588	1,546	2.7
FTE - Contractors	148	179	(17.3)

FTE - Total	1,736	1,725	0.6

Operating revenues – IT solutions

IT solutions revenue declined in total by 5.1% to $225 million in H1 FY10 and by 6.6% in Q2 FY10 when compared to the prior comparative periods principally due to a decline in procurement revenue in New Zealand.

Internal revenue was up due to higher levels of procurement of both hardware and software being undertaken on behalf of other Telecom units.

Operating expenses – IT solutions

Total operating expenses fell by 6.2% to $212 million in H1 FY10 and by 8.7% to $105 million in Q2 FY10 driven by the decline in procurement revenue.

Total FTEs increased slightly when compared with last year, but the mix has changed, resulting in a 17.3% decrease in contractor FTEs. Labour costs have remained largely constant while the managed services revenue has grown, demonstrating the effectiveness of cost-out and efficiency initiatives.

Other operating expenses in H1 FY10 decreased by 11.3% to $134 million and by 14.5% to $65 million in Q2 FY10 when compared to H1 FY09 and Q2 FY09 primarily due to reduced cost of sales resulting from the lower procurement revenues.

The IT solutions EBITDA margin improved to 5.8% in H1 FY10 from 4.6% in H1 FY09, in spite of the lower revenue.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. In addition, AAPT has an exclusive wholesale arrangement to access iiNet’s ADSL2+ network, which means it can offer DSL coverage in over 350 exchanges across major Australian cities and large metropolitan areas. Complementing this coverage is a business grade Midband Ethernet network covering 119 exchanges.

AAPT’s customer segments are Wholesale, Business Solutions and Consumer. The Australian Wholesale operation is focusing on ‘on-net’ data and internet sales and securing key clients to reduce overall exposure to declines in the traditional calling business. The Business Solutions operation is also focused on selling ‘on-net’ products (especially data and internet) to a more narrowly defined market segment. The Consumer operation is focused on selling broadband, voice and mobile services to the small and home office and residential segment.

To eliminate the impact of foreign exchange rate movements, AAPT’s results are presented in Australian dollars (‘A$’).

	Six months ended 31 December			Quarter ended 31 December
	2009	2008	Change	2009	2008	Change
	A$m	A$m	%	A$m	A$m	%

Operating revenue and other gains
Local service	12	13	(7.7)	5	6	(16.7)
Calling	112	145	(22.8)	54	70	(22.9)
Interconnection	16	20	(20.0)	8	10	(20.0)
Mobile	13	16	(18.8)	6	8	(25.0)
Data	67	65	3.1	33	33	—
Broadband and internet	72	83	(13.3)	36	42	(14.3)
Resale	114	141	(19.1)	55	68	(19.1)
Other operating revenue	9	10	(10.0)	6	5	20.0
Internal revenue	43	44	(2.3)	20	22	(9.1)

	458	537	(14.7)	223	264	(15.5)

Operating expenses
Labour	70	79	(11.4)	34	36	(5.6)
Intercarrier costs	239	301	(20.6)	117	145	(19.3)
Other operating expenses	68	77	(11.7)	34	38	(10.5)
Internal expenses	25	38	(34.2)	11	21	(47.6)

	402	495	(18.8)	196	240	(18.3)

EBITDA	56	42	33.3	27	24	12.5

FTE - Permanent	1,166	1,331	(12.4)
FTE - Contractors	53	93	(43.0)

FTE - Total	1,219	1,424	(14.4)

Operating revenues and other gains

Operating revenues decreased by 14.7% to A$458 million in H1 FY10 and by 15.5% to A$223 million in Q2 FY10, as revenue declined in all main categories, with the exception of data. Consumer, Business Solutions and Wholesale experienced decreases in revenue when compared to H1 FY09. The 14.7% decline in revenue in H1 FY10 was mitigated through an improved product mix of new business, favourable pricing from third party carriers, the ‘on-net’ strategy and managed reduction in low margin consumer customers.

Calling and Resale revenue declines of A$33 million and A$27 million in H1 FY10 and by A$16 million and A$13 million in Q2 FY10 respectively were primarily driven by a reduction in low margin customers. Data revenue increased in H1 FY10 by 3.1% due to growth in Wholesale.

Operating expenses

Labour costs decreased in H1 FY10 by A$9 million to A$70 million and by A$2 million to A$34 million in Q2 FY10 when compared to prior comparative periods mainly due to lower headcount.

Intercarrier costs reduced by A$62 million to A$239 million in H1 FY10 and by A$28 million to A$117 million in Q2 FY10 when compared to prior comparative periods due to the reduction in lower margin revenue, cost savings from moving customers ‘on-net’ and a more favourable commercial agreement reached with another operator.

Other operating expenses reduced by A$9 million to A$68 million in H1 FY10 and by A$4 million to A$34 million in Q2 FY10 when compared to the prior comparative periods. The reduction was driven by savings through the transition to an offshore call centre in Manila, significant data storage cost reductions, IT support contract renegotiation and lower bad debt expenses. Increased marketing in the consumer and business segments has partially offset these reductions.

AAPT’s EBITDA improved by A$14 million to A$56 million when comparing H1 FY10 with H1 FY09 and by A$3 million to A$27 million when comparing Q2 FY10 with the prior comparative period. This improvement was driven by:

•	continued cost focus, driven by headcount reductions and other cost management initiatives;

•	more ‘on-net’ products and customers;

•	favourable one-off adjustments in Q1 FY10 from commercial terms agreed with another operator; and

•	start up costs associated with off-shoring in the prior comparative period.

Technology & Shared Services

Telecom’s Technology & Shared Services (‘T&SS’) business unit maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the shared services division of T&SS supports Telecom in areas such as accounts payable, procurement and supply chain, provisioning, billing, engineering, operations and information management.

As reported in Q1 FY10, FCA allocates T&SS costs to each of the market facing business units, based on their use of T&SS resources, or where applicable, the volumes they drive through T&SS. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

	Six months ended 31 December			Quarter ended 31 December
	2009	2008	Change	2009	2008	Change
	$m	$m	%	$m	$m	%

Operating revenues
Other operating revenue	5	4	25.0	2	2	—
Internal revenue	317	306	3.6	157	152	3.3

	322	310	3.9	159	154	3.2

Operating expenses
Labour	54	50	8.0	29	25	16.0
Other operating expenses	156	153	2.0	75	75	—
Internal expenses	112	108	3.7	56	55	1.8

	322	311	3.5	160	155	3.2

EBITDA	—	(1)	NM	(1)	(1)	—

FTE - Permanent	1,534	1,471	4.3
FTE - Contractors	200	164	22.0

FTE - Total	1,734	1,635	6.1

Operating revenues

Other operating revenue within T&SS largely consists of three main areas being cost recovery for use of T&SS-owned assets by external parties, provision of services by T&SS to external parties, and in some instances, credits received from third party suppliers. The $1 million increase in revenue to $5 million in H1 FY10 is due to negotiated supplier credits in Q1 FY10, with underlying revenue for H1 FY10 unchanged from H1 FY09.

Internal revenue increased by 3.6% to $317 million when compared to H1 FY09 and by 3.3% to $157 million when compared to Q2 FY09 due to the increase in operating expenses described below. As T&SS now recovers its costs from other business units, internal revenue will fluctuate as costs fluctuate.

Operating expenses

Labour costs increased by $4 million to $54 million in H1 FY10 when compared to H1 FY09 and $4 million to $29 million in Q2 FY10 when compared to Q2 FY09. The increase derives from a reduction in capitalisation of staff costs as many of last year’s capital projects have entered operational service, such as the XT Mobile Network. Engineering, test and infrastructure teams, previously involved in the asset construction, now support the day to day operational management of these assets. Another influence on labour cost and headcount increases was the essential work required to support Undertakings delivery and business unit transformation which could not be capitalised due to its nature.

Other operating expenses increased by 2% to $156 million in H1 FY10 and were unchanged in Q2 FY10. The increase in H1 FY10 reflects increased costs to support new platforms and networks, such as the new XT mobile network and associated systems. These costs were unchanged for Q2 FY10 as further cost-out measures mitigated the effect of increased spend on new systems and platforms.

Internal expenses increased by $4 million to $112 million in H1 FY10 and by $1 million to $56 million in Q2 FY10 when compared to the prior comparative periods. These increases were demand driven and arose from increased backhaul charges and field service charges from Chorus, reflecting increased use of the Chorus Network by other business units.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions for the Group. Revenue includes the external income relating to TSO, dividends received from Southern Cross and any revenue not directly associated with a business unit. As reported in Q1 FY10, certain corporate costs are allocated under FCA to other business units.

	Six months ended 31 December			Quarter ended 31 December
	2009	2008	Change	2009	2008	Change
	$m	$m	%	$m	$m	%

Operating revenues
Other operating revenue	60	55	9.1	15	6	NM
Internal revenue	48	40	20.0	25	21	19.0

	108	95	13.7	40	27	48.1

Operating expenses
Labour	27	25	8.0	12	12	—
Other operating expenses	23	26	(11.5)	10	14	(28.6)
Internal expenses	22	12	83.3	10	3	NM

	72	63	14.3	32	29	10.3

EBITDA	36	32	12.5	8	(2)	NM

FTE - Permanent	201	162	24.1
FTE - Contractors	7	12	(41.7)

FTE - Total	208	174	19.5

Operating revenues

Total other operating revenue increased by $5 million in H1 FY10 ($9 million in Q2 FY10) when compared to the prior comparative period due to the receipt of dividends from Southern Cross of $44 million in H1 FY10, compared to $39 million in H1 FY09 ($9 million received in Q2 FY10, compared to nil in Q2 FY09). These dividends vary in amount and timing and are declared in US$ and hedged to NZ$ at that time. The TSO revenue was $11 million for H1 FY10 and remained unchanged from H1 FY09.

Internal revenue of $48 million was $8 million higher in H1 FY10 and $4 million higher in Q2 FY10 due to increased recoveries under FCA.

Operating expenses

Labour costs have increased by $2 million to $27 million in H1 FY10 and were stable in Q2 of FY10. The number of permanent staff has increased due to in-sourcing of some corporate functions resulting in a decline in the number of contractors.

In line with continued focus on cost reductions, other operating expenses decreased by $3 million to $23 million for H1 FY10 and by $4 million to $10 million for Q2 FY10 when compared to H1 FY09 and Q2 FY09 respectively.

Internal expenses increased by $10 million to $22 million in H1 FY10 and by $7 million to $10 million in Q2 FY10 when compared with prior comparative periods, due to the impacts of FCA, and increased trading with Gen-i.

Group cash flow

	Six months ended 31 December
	2009	2008	Change
	$m	$m	%
Cash flows from operating activities	818	692	18
Cash flows from investing activities	(574)	(692)	(17)
Cash flows from financing activities	(191)	(551)	(65)
Foreign exchange movement	(18)	82	NM

Net movement in cash	35	(469)	NM

Detailed disclosure of the above line items is included in Telecom’s condensed financial statements which have been released with this management commentary.

Cash flows from operating activities

Cash flows from operating activities of $818 million increased by $126 million in H1 FY10 when compared to H1 FY09. This was largely due to a decrease in payments to suppliers and employees of $176 million, driven by a fall in operating expenses, partially offset by a decline in cash received from customers of $98 million as operating revenues have also declined. There was also a tax refund of $46 million in H1 FY10.

Cash flows from investing activities

Cash outflows for investing activities decreased by $118 million in H1 FY10 when compared to H1 FY09 principally due to the high levels of capital expenditure incurred on developing the new XT mobile network in the prior comparative period.

Cash flows from financing activities

Cash outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. Net cash outflows for financing activities decreased by $360 million to a net cash outflow of $191 million in H1 FY10. During H1 FY10 Telecom repaid $38 million of debt and derivatives, and paid dividends of $153 million to shareholders compared to $698 million and $253 million respectively in H1 FY09. Financing cash flow in H1 FY09 also included $400 million of proceeds from bond issues.

Capital expenditure

	Six months ended 31 December			Quarter ended 31 December
	2009	2008	Change	2009	2008	Change
	$m	$m	%	$m	$m	%

Transformation and regulation
XT mobile network	29	160		17	71
FTTN	78	62		39	34
FNT	42	83		24	35
NGT Retail	47	12		33	8
Separation	92	46		47	23
Other regulatory	5	6		3	3

Total transformation and regulation	293	369	(20.6)	163	174	(6.3)

Business sustaining
IT systems	22	30		15	14
Gen-i	18	53		7	23
AAPT	24	43		14	20
Southern Cross capacity	33	19		—	—
Network maintenance and growth	87	97		42	48
New products and services	7	5		3	3
Other business sustaining	16	18		8	12

Total business sustaining	207	265	(21.9)	89	120	(25.8)

Total	500	634	(21.1)	252	294	(14.3)

Telecom invested $252 million in Q2 FY10 in capital expenditure, a decrease of $42 million relative to Q2 FY09. The decrease was primarily driven by the reduction in expenditure on the XT mobile network.

While capital expenditure in H1 FY10 was $500 million, after allowing for phasing of the investment plan the expected capital expenditure for the full year remains at $1.1 to $1.2 billion.

Transformation and regulation

Capital expenditure on the XT mobile network was significantly less in Q2 FY10 than it was in Q2 FY09, with the nationwide network now in place. The focus of the programme is on maintaining a world class network, along with incremental coverage improvements, and further network performance enhancements.

FTTN investment is marginally up on the same period last year, with the relative increase in spend being due to the non-linear profile of deployment.

With the core voice platform in place, and the launch of our Equivalence of Inputs (‘EOI’) IP Trunking solution, the FNT programme continues to focus on preparing the platform for scalable external service, planned to be available from July 2010.

Intense activity in NGT Retail continued with the launch of our EOI residential broadband service, and preparations for the launch of our EOI primary line voice service in July 2010.

Separation driven investment continued at higher levels than the same period in FY09, as we delivered on our 31 December 2009 equivalence commitments, and continue investment in the foundational platforms required for ‘full equivalence’ for December 2011.

Business-sustaining

As Telecom focuses its investment on transformation and regulation it has contained investment levels for business-sustaining activities.

The reduced Gen-i capital expenditure in Q2 FY10 compared with Q2 FY09 related to the completion of large projects for two customers in FY09 and a reduction in capital expenditure on equipment for customers’ premises.

Dividend policy and long-term capital management

Long-term capital management

The Board continues to be committed to Telecom maintaining ‘A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, and cash flow. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. Telecom currently has the following long-term credit ratings: Standard & Poor’s A (outlook stable) and Moody’s Investors Service A3 (outlook stable).

Ordinary dividends

Telecom has previously advised its intention, subject to there being no material adverse changes in circumstances or operating outlook, is to pay dividends of 24 cents per share for FY10. Telecom anticipates no imputation of dividends for FY10.

For FY11, Telecom anticipates partial imputation however this prediction is highly sensitive to a number of factors. Telecom intends to provide an update on the imputation credits along with its update on the FY11 dividend policy in May 2010. To the extent that dividends are not fully imputed the size of any supplementary dividend declared will be reduced on a pro-rata basis.

In accordance with this approach, a dividend of 6.0 cents per share has been declared in respect of Q2 FY10. No imputation credits will be attached to this dividend and consequently no supplementary dividend has been declared.

Second quarter ordinary dividends
Ordinary shares	6.0 cents
American Depositary Shares [1]	US 22.28 cents

“Ex” dividend dates
New Zealand Exchange	1 March 2010
Australian Stock Exchange	22 February 2010
New York Stock Exchange	23 February 2010

Books closing dates
New Zealand, Australian Stock Exchanges	26 February 2010
New York Stock Exchange	25 February 2010

Payment dates
New Zealand, Australia	12 March 2010
New York	19 March 2010

[1]

Based on an exchange rate at 12 January 2010 of $1.00 to US$0.7425 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been retained. For the Q2 FY10 dividend there will be a 2% discount to the prevailing market price applied to ordinary shares issued under the Dividend Reinvestment Plan. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the Q2 FY10 dividend approved on 11 February 2010 is 26 February 2010.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment since 30 June 2009 are set out below. This should be read in conjunction with the competitive and regulatory disclosures, such as operational separation and the TSO, as set out in Telecom’s 2009 Annual Report, which is available online at:

http://investor.telecom.co.nz

New Zealand

UCLL continued momentum during Q2 FY10 as Telecom opened further exchanges to competitors for broadband and telephone services.

These moves by Telecom’s competitors further increase competition and consumer choice in the New Zealand telecommunications market with the likely effect of lowering overall sales prices and resulting margins.

Government fibre announcements

Ultra Fast Broadband Initiative

On 31 March 2009 the Government announced a draft proposal for comment relating to its Ultra Fast Broadband (‘UFB’) initiative. The Government’s goal is to accelerate the roll-out of UFB to 75% of New Zealanders, concentrating in the first six years on priority broadband users such as businesses, schools and health services, plus green field developments and certain tranches of residential areas. The Government proposes to support this with a Government investment of up to $1.5 billion alongside additional private sector investment, and open-access infrastructure.

The draft proposal indicated a Government intention to create a Crown Fibre Holdings Company (‘CFHC’) which would be the vehicle for investing the Government’s $1.5 billion. The CFHC would operate contestable processes to select partner shareholders in 33 regions for Local Fibre Companies (‘LFCs’). Telecom and other parties submitted their proposals by 27 April 2009.

In September 2009, the Communications and Information Technology Minister (‘the Minister’) announced the final design of the Government's UFB proposal. The UFB initiative will include an open, competitive partner selection process directed to provide an open access, passive fibre network infrastructure.

The intentions are for the CFHC to establish with private sector partners a LFC in each region to deploy fibre network infrastructure and provide access to dark fibre products and, optionally, certain active wholesale layer 2 services. There are 33 candidate coverage areas based on the largest urban areas (by forecasted population in 2021). LFCs will be required from day one to be open networks facilitating access to their infrastructure on an equivalent basis to all users and cannot be controlled by any party who also operates as a telecommunications retailer.

On 21 October 2009 the Minister released the ‘Invitation to Participate’ (‘ITP’) in the partner selection process. The ITP sets out the terms and conditions of the Government’s investment, including technical specifications and the Government’s preferred commercial model for co-investing with partners in an LFC. The ITP is based upon a commercial model where the Government largely funds the deployment of fibre into communities and the LFC partner gradually takes a greater share in the LFC as it connects customers. This risk sharing model is intended to overcome the hurdle of uncertainty of demand. Parties participating in the partner selection process submitted proposals on 29 January 2010. Telecom submitted a fully compliant Preferred Commercial Model proposal and an Alternative Commercial Model proposal that it believes better meets the objectives of the Government, shareholders and New Zealanders. Directors and a Chief Executive Officer have been appointed to the CFHC to carry out the Government’s partner selection process and manage its investment in fibre networks.

Rural Broadband Initiative

On 29 September 2009 the Government released its Rural Broadband Initiative (‘RBI’) proposal. The key objectives that the Government is aiming to achieve in rural areas are to have ultra fast broadband to 97% of New Zealand schools and fast broadband services of 5Mbps or better to 97% of New Zealand households and enterprises.

The Government seeks to achieve these aims through progressive network upgrades over 10 years (beginning in 2010), focusing for the first six years on connecting schools. The proposal is that funding for rural broadband will come from a direct contribution by Government and a Telecommunications Development Levy (of up to $252 million). The proposal is to tender for the provision of ultra fast broadband to rural schools, with funding being made available on a grants basis.

Telecom submitted its response on the Government’s RBI proposal on 30 October 2009.

Regulatory reform

TSO

The Government released a discussion document on TSO reforms on 29 September 2009. It proposes to require Telecom to continue to provide the key elements of the local service TSO (e.g. residential access is continued to be made as widely available, increases are limited to CPI, free local calling and emergency 111 calls continue). However, the Government proposes to change the methodology used to assess the compensation that Telecom receives for providing the local service to commercially non-viable customers. It proposes a new methodology which takes into account the costs and benefits that Telecom receives from providing local service to viable and non-viable customers at a national level. Based on this approach it expects Telecom’s loss to be zero for the foreseeable future. In future years, if Telecom considers there could be a loss, then it can apply for a loss calculation by the Commerce Commission (‘the Commission’).

In addition the Government has proposed introducing a new industry levy that would be used to pay for TSO charges (TSO charges are likely to be zero but it would still include the TSO deaf relay service that is estimated to be between $6 to $8 million), grants for upgrading the Emergency Call System and for funding the RBI.

Telecom submitted its response on these reforms on 30 October 2009.

WACC guidelines

The Commission is currently reviewing submissions on specific topics pertaining to a Guideline on WACC for regulated businesses in parallel with its process to establish new regimes for businesses that are regulated under the Commerce Act 1986. Telecom has participated throughout the process. The Commission will finalise the guidelines over the next few months or advise on what additional input is required.

Resale Services Investigation

On 25 September 2009 the Commission announced that it would commence an investigation into whether the services Telecom provides to other telecommunications companies to be resold should be deregulated. Retail services, such as Home Line, are offered by Telecom to wholesale customers to resell at a discount to the retail price. The investigation will examine whether regulation should be removed, or amended to streamline the number of services covered. The Commission gave public notice of the commencement of the investigation on 1 October 2009 and is now in the process of seeking further information on the state of competition in the relevant markets.

TSO Cost Calculation

FY07 and FY08

The Commission released final determinations on the cost of the TSO for FY07 and FY08 on 7 October 2009. Telecom and Vodafone have judicially reviewed these determinations.

FY09

The Commission released a draft determination on the cost of the TSO for FY09 on 4 December 2009. The Commission is currently consulting on this draft determination. Refer also to Telecommunications Act litigation presented below.

Operational separation

Operational separation was introduced on 31 March 2008, following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008. Some of the requirements took effect from 31 March 2008, although the majority did not take effect until 1 July 2008.

Telecom’s Separation Plan incorporates a comprehensive set of separation undertakings (‘the Undertakings’) which provide for a robust operational separation of Telecom into an access network unit, a wholesale unit, and retail units, acting at arm’s-length from each other (and, in the case of the access network unit, on a standalone basis) in relation to ‘relevant services’. The Undertakings also provide for a staged implementation of equivalence requirements on key fixed network access services, as well as a significant acceleration of Telecom’s cabinetisation and FNT migration plans.

Telecom negotiated its first variation to the Undertakings (granted in May 2009). The variation delayed some of the milestone dates for the migration to equivalence but Telecom also committed to bringing forward the delivery of some products.

Telecom submitted a second variation proposal in respect of its obligation under clause 9.3(e)(iii) of the Undertakings to restrict access to certain information in shared information systems (data compliance). The variation was granted on 19 November 2009. The variation has delayed the overall deadline for achieving data compliance to 30 September 2010, but has created new tracking milestones for achieving data compliance on a group of named systems by 31 December 2009, a further group of named systems by 30 June 2010 and the remainder by 30 September 2010. In addition the variation created an exemption from technical separation for a small group of systems. Finally, the variation included a requirement that Telecom’s reporting on future milestones be extended to be more forward-looking.

On 17 December 2009 Telecom submitted a third variation request that seeks to defer by 12 months a small number of milestones that require Telecom to complete some equivalence ‘building blocks’ using new IT systems. Telecom proposes to meet these milestones using existing systems in the interim. The Minister is expected to carry out a consultation shortly.

Investigation into Telecom Wholesale’s Loyalty Offers

On 27 August 2009, the Independent Oversight Group (‘IOG’) released a decision in which it found that Telecom’s Wholesale Loyalty Offers were in breach of the Undertakings (the obligation not to discriminate). The Commission investigated to determine whether there has been a breach and whether to take any enforcement action.

The Commission released its legal analysis for consultation on 16 October 2009 and Telecom made submissions on 30 October 2009. The Commission announced on 6 November 2009 that it was issuing proceedings alleging that three separate loyalty offers made by Telecom Corporation of New Zealand Limited’s Wholesale business unit between December 2008 and July 2009 are likely to have breached its obligation not to discriminate between service providers under the Telecom Separation Undertakings. Proceedings are expected to be filed early in 2010.

Accounting separation

On 25 March 2009 the Commission issued the final regulatory requirements for the accounting separation of Telecom. Under the requirements, Telecom must publish financial and other information about its retail, wholesale and network business activities. Limited transitional accounts were released on 18 December 2009 for FY09. Early in 2010 the Commission expects to publish a full summary and analysis report of the FY09 regulatory financial statements, and will consult on any amendments to the 2010 Requirements. The current regulatory requirements state that some additional information and product statements will be required in FY10.

UCLL backhaul and UBA backhaul standard terms determinations

In June 2008, the Commission determined the price and non-price terms for UCLL Backhaul and UBA Backhaul services. This pricing is based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure for both services based on distance bands and data transmission speeds. For UCLL backhaul the regulation of transmission links is determined by a competition test. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. The Commission completed its second review to apply the competition test to determine which links should be included in the regulated service in December 2009. Two further links were classified as competitive. Further reviews are to be held bi-annually and prior to the next review the Commission will reassess the competition assessment criteria used to determine if the threshold they use is appropriate in the current market. In the UBA backhaul context the competition test does not apply until December 2009. No application for a final pricing review, using a Total Service Long Run Incremental Cost (‘TSLRIC’) methodology, was made to the Commission.

UBA standard terms determination – application to VDSL services

In December 2007, the Commission determined the price and non-price terms for UBA services. As it is currently worded, the UBA STD appears wide enough to capture UBA services delivered over VDSL technology and other future DSL based technologies, without providing a pricing mechanism to allow Telecom to price these services at a premium.

Telecom raised this issue with the Commission in October 2009. The Commission sought submissions from the industry on the matter in November 2009. Telecom has asked the Commission to initiate a review on whether the current regulated UBA services should extend to VDSL and other future technologies that Telecom may choose to deploy, and if it decides that it is appropriate, how the pricing and operational terms of the UBA STD should change. Telecom is waiting to hear from the Commission whether it will initiate the review.

Sub-loop related services standard terms determinations

The Commission’s sub-loop standard terms determination process incorporates three services – sub-loop, co-location and backhaul.

The Commission released its final standard terms determination for the sub-loop UCLL service and the related co-location and backhaul services in June 2009. The initial pricing approach for these sub-loop services is the same as for the UCLL family of services set out above. The Commission determined an urban and non-urban monthly rental for the sub-loop UCLL service. The monthly rental for sub-loop co-location service is based on the recovery of Telecom’s cabinet cost. An access seeker must pay the portion of the cabinet cost that reflects the proportion of occupied space that its active equipment uses in that cabinet. The monthly rental charge is calculated on a cabinet by cabinet basis. Finally, the Commission determined that Telecom must provide 1 Gbps Ethernet backhaul service. The monthly rental for the sub-loop backhaul service is set in accordance with a fibre based pricing model where the monthly charge is determined by dividing the average cost of providing fibre links between the cabinet and the exchange by the number of fibres used at that specific cabinet and adding the cost of Telecom active equipment in the exchange. The charge is calculated on a cabinet by cabinet basis.

No application for a final pricing review, using a TSLRIC methodology, was made to the Commission.

Next generation networks study

In March 2008 the Commission commenced a study under Section 9A of the Telecommunications Act (‘the Act’) into Next Generation Networks. The objective of the study is to establish an understanding of the opportunities and challenges of investment in Next Generation Networks. The Commission issued a report in May 2009 indicating that it would undertake further work on regulatory principles, IP interconnection and monitoring demand for NGN services.

Telecommunication Act draft guidelines

The Commission issued draft guidelines on the implementation of the Commerce Commission’s Telecommunications Act powers in July 2009 and Telecom made submissions.

Non-discrimination guidelines

The Commission issued draft guidelines on the meaning of ‘non-discrimination’ in the context of Telecom’s operational separation Undertakings in December 2009. Submissions on the draft guidelines are due on 22 February 2010.

Mobile co-location standard terms determination

The Commission issued its final standard terms determination in respect of mobile co-location on 11 December 2008. Telecom has completed implementing the initial service delivery requirements.

National roaming

On 5 September 2008, the Minister for Communications and Information Technology wrote to the Commission asking the Commission to consider whether there were reasonable grounds to commence an investigation into whether regulation of national roaming should be extended to include price. On 28 August 2009 the Commission announced that it was deferring the commencement of the mobile roaming investigation until after it has finalised its investigation into whether mobile termination access services should be subject to regulation, which it expected to complete in February 2010.

Trans-Tasman mobile roaming

The Telecommunications Commissioner wrote to various parties in August 2008 advising that he had been in discussions with the Australian Competition and Consumer Commission (‘ACCC’) about the possibility of a joint inquiry into trans-Tasman mobile roaming rates. The Commission has not launched a formal review but has sought preliminary information from the industry. The Ministry of Economic Development has also indicated an interest in this area.

Mobile termination access services

In May 2008, the Telecommunications Commissioner wrote to telecommunications service providers to advise them that he was considering commencing an investigation into whether to recommend to the Government that a new regulated service be added to the Act regarding mobile-to-mobile and text message termination services. The Commission released an issues paper on 8 August 2008 and sought submissions by 5 September 2008. On 6 November 2008 the Commission announced that it would commence an investigation into whether mobile termination access services (incorporating mobile-to-mobile voice termination, fixed-to-mobile voice termination and short-message-service termination) should become regulated services under Schedule 1 of the Act. In January 2009 Telecom, Vodafone and 2 Degrees submitted undertakings under Schedule 3A of the Telecommunications Act, as an alternative to the Commission proposing a regulatory change.

The Commission released its draft determination on 30 June 2009 proposing to reject the undertakings and recommend regulation. The Commission’s preliminary view, based on its overseas benchmarks, is that the initial cost-based termination rates in 2009 should be 7.2 cents per minute for mobile voice calls (as compared to 15 cents per minute) and 0.95 cents per text, with these rates reducing to 3.8 cents per minute for mobile voice calls and 0.5 cents per text by 2015. However, the Commission provided an additional opportunity for undertakings and has also provided some guidance as to what rates it may accept from a commercial perspective. Telecom and Vodafone have submitted undertakings. Both parties’ undertakings are in line with the Commission’s guidance, except that Vodafone’s undertaking proposes to delay the start of its incremental reduction in rates to 31 October 2010. It is expected that the Commission will make a recommendation to the Minister as to whether to accept the undertakings provided or to regulate in February 2010.

Commerce Act and Fair Trading Act investigations and inquiries

The Commission has open Fair Trading Act investigations, including in respect of Telecom’s broadband marketing campaigns.

Commerce Act litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The trial was completed in early August 2008. A reserved judgment was delivered on 14 October 2009 in which the Court concluded that much of Telecom’s pricing of data services met the requirements of the Commerce Act. However, it held pricing of two tail circuits breached the efficient component pricing rule (‘ECPR’) between March 2001 and late 2004. As a consequence it held that Telecom’s pricing of these configurations of data services were in breach of section 36 of the Act. There was insufficient evidence to ascertain the scope of the breach. There will be separate hearing relating to any pecuniary penalty to be paid by Telecom under the Act. Telecom has appealed the High Court decision to the Court of Appeal. The Commission has cross appealed the points decided in Telecom’s favour.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission's proceeding, holding that Telecom's introduction of 0867 did not breach section 36 of the Commerce Act. The Commission appealed the judgment. Telecom applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission’s appeal. The Commission successfully applied for leave to appeal to the Supreme Court. The hearing date is 21 June 2010.

Telecommunications Act litigation

In April 2007, Vodafone appealed the Commission’s FY04 TSO Determination. The appeal was dismissed in the High Court in December 2007, however Vodafone appealed to the Court of Appeal. On 2 December 2009 the Court of Appeal released its reserved decision which by majority dismissed Vodafone’s appeal. On 14 January 2010 Vodafone applied for leave to appeal the Court of Appeal’s decision to the Supreme Court. Telecom is reviewing whether it will oppose leave.

In October 2008 both Telecom and Vodafone appealed and judicially reviewed the Commission’s FY05 and FY06 TSO determination. Telecom is challenging the Commission’s reduction in the WACC on grounds that the Commission wrongly reduced the asset beta which is a key component in the WACC. Telecom awaits judgment.

In October 2009 the Commission issued final TSO determinations for FY07 and FY08. Telecom and Vodafone have filed notices to appeal and applied to judicially review those determinations on substantially the same grounds as the appeals noted above.

In November 2009 the Commission announced that it would issue enforcement proceedings against Telecom for breach of the Undertakings in December 2009 in respect of its Wholesale Loyalty offers. The Commission has yet to issue these proceedings.

Fair Trading Act litigation

The Commission laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. On 7 December 2009 Telecom pleaded guilty to and was convicted on breaches of the Fair Trading Act. The Court accepted the parties’ agreed submission on penalty and Telecom was fined a total of $500,000. Telecom has paid the fine and the matter is now closed.

Other litigation

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. Asia Pacific Telecommunications Limited is undertaking further inspection so that it can quantify the losses it says Telecom caused as a result of Telecom’s alleged breach of fiduciary duty. Telecom is reviewing its position in light of these developments. Telecom believes it has a strong defence for the majority of the claim. In 2009 the High Court allocated a tentative date for a six week hearing starting 14 June 2010. In December 2009 both parties applied to postpone the hearing date. On 26 January 2010 the Court granted the parties’ application and scheduled a new hearing for five weeks starting 7 February 2011.

Telecom has other ongoing claims and investigations, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Future expectations

Telecom currently expects the following outcomes for the year ending 30 June 2010:

•	Adjusted EBITDA to be between a decline of 1% and an increase of 2%. Telecom expects to be in the lower half of this range, reflecting impacts of the continued economic downturn and XT mobile outage;

•	Dividends from Southern Cross of $50 million to $80 million;

•	Depreciation and amortisation of $1.0 billion to $1.06 billion;

•	Effective tax rate of approximately 25%, subject to potential changes in tax legislation;

•	Net earnings after tax of $400 million to $440 million. Net earnings are expected to be in the lower half of this range and are also subject to potential changes in tax legislation; and

•	Capital expenditure of between $1.1 billion to $1.2 billion.

Adjusted EBITDA guidance of a decline of 1% to an increase of 2% for FY10 represents a significant change in trajectory from the prior year decline of 6.5%. The key drivers of this turnaround are:

•	Reduction in fixed-line churn in Retail;

•	Differentiation in Gen-i to slow the decline in telecommunication solutions;

•	Growth in core wholesale products (PSTN and broadband) that is greater than the loss to UCLL;

•	Growth in new wholesale products such as commercial backhaul;

•	Significant cost-out programmes; and

•	Returning to growth in mobile revenue, while managing the associated direct costs.

Beyond FY10, Telecom’s longer-term guidance is:

•	Adjusted Group EBITDA of +4 to +6% for FY11-13,
•	Subject to potential regulatory risks arising from proposals on Ultra Fast Broadband, Rural Broadband and Telecommunications Service Obligations;

•	FY11 effective tax rate around 30-32%;

•	FY12 onwards effective tax rate 25-30%; and

•	FY13 Group capital expenditure of around NZ$0.75 billion, subject to potential regulatory risks.

This outlook is based on the current regulatory environment and economic, market and competitive conditions, which are expected to change over time. Accordingly, this outlook is subject to material change. Telecom’s ability to achieve this outlook is subject to significant risks. Further details on Telecom’s risk factors are included in Telecom’s Annual Report, available at: http://investor.telecom.co.nz.

Forward-looking statements

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and in the Q2 FY10 investor presentation, the Q2 media release and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2009 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income.

2.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

3.	ARPU. Telecom calculates ARPU as mobile voice and data revenue for the period divided by an average number of customers.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ACCC’	Australian Competition and Consumer Commission

‘ADSL’	Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire

‘ARPU’	Average Revenue per Customer

‘CDMA’	Code Division Multiple Access, a technology used in digital mobile networks

‘CFHC’	Crown Fibre Holdings Company

‘EOI’	Equivalence of Inputs

‘EBITDA’	Earnings Before Interest, Tax, Depreciation and Amortisation

‘LFC’	Local Fibre Companies

‘DSL’	Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop

‘ECPR’	Efficient Component Pricing Rule

‘EPS’	Earnings Per Share

‘FCA’	Full Cost Apportionment

‘FNT’	Fixed Network Transformation

‘FTE’	Full Time Equivalent head count

‘FTTN’	Fibre To The Node

‘FY’	Financial Year ended 30 June

‘GAAP’	Generally Accepted Accounting Principals

‘H1 FY09’	Six months ended 31 December 2008

‘H1 FY10’	Six months ended 31 December 2009

‘ICT’	Information and Communication Technologies

‘IFRS’	International Financial Reporting Standards

‘IOG’	Independent Oversight Group

‘ISDN’	Integrated Services Digital Network, a switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data

‘ITP’	Invitation To Participate

‘LFCs’	Local Fibre Companies

‘MVNO’	Mobile Virtual Network Operator

‘NGT’	Telecom’s Next Generation Telecommunications business model

‘NM’	Not Meaningful

‘NGN’	Next Generation Networks

‘PSTN’	Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices

‘Q2 FY09’	Quarter ended 31 December 2008

‘Q2 FY10’	Quarter ended 31 December 2009

‘RBI’	Rural Broadband Initiative

‘Southern Cross’	The Southern Cross Cables Group which consists of two sister companies Southern Cross Cables

Holdings Limited and Pacific Carriage Holdings Limited

‘TSLRIC’	Total Service Long Run Incremental Cost methodology for determining the cost of a service

‘TSO’	Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001

‘UBA’	Unbundled Bitstream Access

‘UFB’	Ultra Fast Broadband

‘UCLL’	Unbundled Copper Local Loop

‘VDSL’	Very High Speed Digital Subscriber Line

‘VoIP’	Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP

‘WACC’	Weighted Average Cost of Capital

‘W-CDMA’	Wide-band Code Division Multiple Access

Appendix – Supplemental information and KPIs

Telecom Group

Group result

	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	266	264	265	266	261	259	263	260	254
Calling	328	320	314	319	322	312	286	264	254
Interconnection	45	43	45	47	44	45	41	42	41
Mobile	228	215	210	207	213	199	203	212	214
Data	163	155	160	160	166	163	163	159	165
Broadband and internet	137	137	144	147	143	149	143	144	143
IT services	102	102	139	113	123	108	142	115	116
Resale	98	88	91	92	81	81	79	74	71
Other operating revenue	64	71	101	100	54	91	41	86	57
Other gains	—	—	—	—	—	—	—	—	—

	1,431	1,395	1,469	1,451	1,407	1,407	1,361	1,356	1,315

Adjusted operating expenses
Labour	230	216	233	240	228	214	227	226	231
Intercarrier costs	314	316	300	322	316	315	286	252	241
Other operating expenses	434	394	449	423	445	400	442	431	418

	978	926	982	985	989	929	955	909	890

Adjusted EBITDA	453	469	487	466	418	478	406	447	425

Note - some comparative information has been represented to align with the current presentation

Group revenue & cost breakdown

Calling
National - $m	208	198	187	189	173	175	165	162	156
International - $m	108	109	112	117	135	125	107	90	85
Other - $m	12	13	15	13	14	12	14	12	13

	328	320	314	319	322	312	286	264	254

Broadband and internet
Broadband revenue - $m	119	124	128	131	128	132	129	130	130
Internet revenue - $m	18	13	16	16	15	17	14	14	13

	137	137	144	147	143	149	143	144	143

IT Services Revenue
Procurement - $m	54	54	82	59	64	46	79	52	52
Professional Services - $m	9	9	13	8	10	8	10	9	8
Managed Services - $m	36	37	41	43	46	51	50	51	53
Other - $m	3	2	3	3	3	3	3	3	3

Total IT Services - $m	102	102	139	113	123	108	142	115	116

Southern Cross Dividends - $m	20	11	34	39	—	40	—	35	9

Other Operating Expenses
Mobile Cost of Sales - $m	89	73	82	74	81	53	84	85	83
IT Services Cost of Sales - $m	63	66	101	74	86	72	87	68	72
Other- $m	282	255	266	275	278	275	271	278	263

	434	394	449	423	445	400	442	431	418

FTE Permanent	8,553	8,554	8,555	8,391	8,437	8,453	8,421	8,313	8,350
FTE Contractors	1,180	1,100	1,009	1,101	813	641	546	591	651

FTE Total	9,733	9,654	9,564	9,492	9,250	9,094	8,967	8,904	9,001

Basic EPS	9	8	10	8	1	9	4	9	4
Basic EPS (Adjusted)	9	8	10	8	6	9	4	9	4

Dividend per share	7	7	8	6	6	6	6	6	6

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m
Adjusted Revenue and other gains
Chorus	247	243	245	255	249	252	255	256	255
Wholesale & International	306	317	323	336	358	356	326	321	328
Retail	582	565	559	543	542	526	526	527	526
Gen-i	363	357	420	381	390	358	382	357	359
AAPT	351	337	336	344	310	327	311	292	278
T&SS	155	151	135	156	154	155	151	163	159
Corporate	48	39	67	68	27	69	36	68	40
Eliminations	(621)	(614)	(616)	(632)	(623)	(636)	(626)	(628)	(630)

	1,431	1,395	1,469	1,451	1,407	1,407	1,361	1,356	1,315

Adjusted EBITDA
Chorus	191	186	180	186	186	187	189	188	186
Wholesale & International	62	61	77	59	63	67	48	61	62
Retail	111	131	117	107	89	111	97	91	82
Gen-i	61	60	69	57	55	61	49	40	60
AAPT	22	27	31	23	28	29	34	38	28
T&SS	—	—	—	—	(1)	1	—	1	(1)
Corporate	6	4	13	34	(2)	22	(11)	28	8
Eliminations	—	—		—	—	—	—	—	—

	453	469	487	466	418	478	406	447	425

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Chorus

	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	3	4	1	3	4	3	4	4	5
Other operating revenue	2	2	3	5	3	6	4	6	8
Internal revenue	242	237	241	247	242	243	247	246	242

	247	243	245	255	249	252	255	256	255

Adjusted operating expenses
Labour	2	3	4	6	5	5	4	5	5
Other operating expenses	43	44	54	54	50	50	54	54	53
Internal expenses	11	10	7	9	8	10	8	9	11

	56	57	65	69	63	65	66	68	69

Adjusted EBITDA	191	186	180	186	186	187	189	188	186

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - Chorus

Access Lines (Retail, Gen-i, Wholesale) (000)	1,696	1,698	1,688	1,672	1,655	1,650	1,639	1,634	1,625
UCLL Lines (000)	—	—	3	14	26	30	37	41	47
Other lines (non voice access lines and lines consumed internally) (000)	156	135	126	131	129	128	121	121	116

Total Access Lines (000)	1,852	1,833	1,817	1,817	1,810	1,808	1,797	1,795	1,788

Number of unbundled exchanges at period end	4	12	25	46	46	49	64	72	76
Number of FTTN cabinets migrated at period end	—	—	31	112	214	483	780	1,095	1,389
Number of customers who could be served by FTTN cabinets (000)	—	—	8	31	60	100	163	222	281

Broadband and internet
Broadband lines (Retail, Gen-i, Wholesale) (000)	674	715	760	775	786	815	836	858	874
UCLL (000)	—	—	3	14	26	30	37	41	47

Total Broadband lines (000)	674	715	763	789	812	845	873	899	921

FTE Permanent	95	131	152	171	180	190	193	205	213
FTE Contractors	28	38	32	46	44	32	20	14	11

FTE Total	123	169	184	217	224	222	213	219	224

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Wholesale & International

	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	30	31	33	37	39	40	43	46	47
Calling	65	72	75	81	100	86	77	64	61
Interconnection	35	34	34	35	32	34	29	31	33
Mobile	—	—	—	1	2	4	3	2	2
Data	19	19	20	20	21	22	23	24	24
Broadband and internet	15	18	20	21	20	21	18	21	21
Other operating revenue	6	6	5	5	6	6	5	6	7
Internal revenue	136	137	136	136	138	143	128	127	133

	306	317	323	336	358	356	326	321	328

Adjusted operating expenses
Labour	11	11	11	13	15	14	15	14	15
Intercarrier costs	109	120	113	126	142	132	119	100	95
Other operating expenses	10	9	6	11	15	13	13	12	10
Internal expenses	114	116	116	127	123	130	131	134	146

	244	256	246	277	295	289	278	260	266

Adjusted EBITDA	62	61	77	59	63	67	48	61	62

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - Wholesale & International

Local Service
Access Lines (000)	220	240	262	283	294	308	326	344	352

Calling
National - $m	4	5	4	4	4	4	4	5	4
International - $m	61	65	70	76	94	81	71	58	55
Other - $m	—	2	1	1	2	1	2	1	2

	65	72	75	81	100	86	77	64	61

Analysis of international calls:
International calling revenue comprised:
International outward revenue - $m	3	2	3	3	4	5	5	4	3
International inward revenue - $m	12	8	9	12	12	11	7	6	7
International transits revenue - $m	46	55	58	61	78	65	59	48	45

	61	65	70	76	94	81	71	58	55
International calling minutes comprised:
International outward minutes (m)	37	36	44	46	50	44	36	36	43
International inward minutes (m)	157	133	156	146	142	100	93	102	112
International transits minutes (m)	850	884	970	999	820	768	719	722	821

	1,044	1,053	1,170	1,191	1,012	912	848	860	976
International calling - average revenue per minute:
International outward revenue per minute (cents)	8.11	5.56	6.82	6.52	8.00	11.36	13.89	11.11	6.98
International inward revenue per minute (cents)	7.64	6.02	5.77	8.22	8.45	11.00	7.53	5.88	6.25

Analysis of international transits:
International transit revenue - $m	46	55	58	61	78	65	59	48	45
International intercarrier costs - $m	35	47	48	56	61	50	45	41	38

Gross margin - $m	11	8	10	5	17	15	14	7	7
Average margin per minute (cents)	1.29	0.90	1.03	0.50	2.07	1.95	1.95	0.97	0.85

Interconnect Revenues
PSTN & Other interconnection - $m	17	15	17	17	15	16	12	15	16
Mobile to mobile interconnection - $m	18	19	17	18	17	18	17	16	17

	35	34	34	35	32	34	29	31	33
Broadband and internet
Broadband revenue - $m	15	18	20	21	20	21	18	21	21
Broadband connections (000)	211	232	251	266	267	277	285	294	296

Other Operating Expenses
Mobile Cost of Sales - $m	—	—	—	1	3	1	1	1	1
Other- $m	10	9	6	10	12	12	12	11	9

	10	9	6	11	15	13	13	12	10

FTE Permanent	366	373	389	396	396	405	410	414	425
FTE Contractors	45	55	54	60	48	37	36	15	14

FTE Total	411	428	443	456	444	442	446	429	439

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Retail

	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	195	191	190	186	181	178	180	174	171
Calling	106	105	99	96	94	91	86	85	85
Mobile	168	159	151	147	154	142	147	152	156
Data	7	6	7	6	7	5	6	6	5
Broadband and internet	67	64	69	68	67	70	71	71	71
IT services	5	3	5	4	4	6	4	5	5
Other operating revenue	4	7	6	4	6	5	4	4	5
Internal revenue	30	30	32	32	29	29	28	30	28

	582	565	559	543	542	526	526	527	526

Adjusted operating expenses
Labour	44	37	39	42	41	39	40	39	42
Other operating expenses	129	108	119	104	127	90	115	121	122
Internal expenses	298	289	284	290	285	286	274	276	280

	471	434	442	436	453	415	429	436	444

Adjusted EBITDA	111	131	117	107	89	111	97	91	82

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI’s - Retail

Local Service
Access Lines (000)	1,382	1,365	1,335	1,299	1,274	1,256	1,229	1,207	1,191

Calling
National- $m	78	77	72	70	69	65	63	63	63
International - $m	21	21	19	19	19	18	17	16	16
Other - $m	7	7	8	7	6	8	6	6	6

	106	105	99	96	94	91	86	85	85

Analysis of national calls:
National calling revenue comprised
National - $m	28	27	26	26	25	24	24	24	25
Mobile - $m	44	44	40	39	39	36	34	35	34
National 0800 - $m	6	6	6	5	5	5	5	4	4

	78	77	72	70	69	65	63	63	63

National calling minutes comprised
National (m)	304	298	299	298	296	289	291	298	299
Mobile (m)	119	115	111	108	107	102	97	98	98
National 0800 (m)	14	13	13	13	13	12	12	12	12

	437	426	423	419	416	403	400	408	409

National calling - average revenue per minute
National (cents)	9.21	9.06	8.70	8.72	8.45	8.30	8.25	8.05	8.36
Cellular (cents)	36.97	38.26	36.04	36.11	36.45	35.29	35.05	35.71	34.69
National 0800 (cents)	42.86	46.15	46.15	38.46	38.46	41.67	41.67	33.33	33.33

Analysis of international calls:
International outward revenue - $m	21	21	19	19	19	18	17	16	16
International outward minutes (m)	121	114	112	106	111	102	94	93	94
International outward revenue per minute (cents)	17.36	18.42	16.96	17.92	17.12	17.65	18.09	17.20	17.02

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Retail (continued)

	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	128	123	118	116	116	111	108	111	111
Data revenue - $m	57	58	56	57	57	55	55	62	65
Other mobile revenue - $m	32	24	25	23	28	19	27	27	30

	217	205	199	196	201	185	190	200	206

Mobile call minutes (m)	361	345	346	355	383	369	388	381	377
Mobile call minutes per user per month	57	53	53	54	56	55	59	56	55
Mobile call price per minute (cents)	35.46	35.65	34.10	32.68	30.29	30.08	27.84	29.13	29.44

New Zealand average revenue per user (‘ARPU’)
ARPU - $ per month	29.63	28.10	26.78	26.42	25.85	24.81	24.56	26.30	26.28
Postpaid - $ per month	60.10	57.60	55.80	54.80	54.10	51.52	52.85	54.20	55.08
Prepaid - $ per month	10.00	9.50	8.80	8.70	8.90	8.58	8.67	8.87	8.93
Voice - $ per month	20.86	19.30	18.23	17.84	17.67	16.61	16.54	16.83	16.58
Data - $ per month	8.77	8.80	8.55	8.58	8.18	8.20	8.02	9.47	9.70

Number of mobile customers at period end (000) (New Zealand)
Postpaid	825	825	832	843	854	858	856	861	859
Prepaid	1,281	1,321	1,334	1,336	1,397	1,381	1,309	1,368	1,431
Internal postpaid	9	10	10	12	12	13	21	21	20

Total mobile customers (CDMA & XT)	2,115	2,156	2,176	2,190	2,263	2,252	2,186	2,250	2,310

XT Postpaid (000)	—	—	—	—	—	—	66	175	267
XT Prepaid (000)	—	—	—	—	—	—	27	67	200

Total XT customers (000)	—	—	—	—	—	—	93	242	467

Data only devices (000) (Retail & Gen-i)	58	62	67	73	77	83	83	90	104

Broadband and internet
Broadband revenue - $m	57	57	61	62	61	63	65	66	66
Internet revenue -$m	10	7	8	6	6	7	6	5	5

	67	64	69	68	67	70	71	71	71

Broadband connections (000)	444	463	489	489	500	519	531	545	559
Dial up connections (000)	211	199	163	161	151	141	122	114	107

IT Services Revenue
Procurement - $m	2	1	2	1	1	3	1	2	2
Other - $m	3	2	3	3	3	3	3	3	3

Total IT Services - $m	5	3	5	4	4	6	4	5	5

Other Operating Expenses
Mobile Cost of Sales - $m	71	55	61	53	61	38	62	62	65
IT Services Cost of Sales - $m	3	2	2	3	4	4	1	4	4
Other -$m	55	51	56	48	62	48	52	55	53

	129	108	119	104	127	90	115	121	122

FTE Permanent	2,439	2,297	2,253	2,213	2,158	2,091	2,064	2,029	2,036
FTE Contractors	229	183	218	274	175	117	111	153	166

FTE Total	2,668	2,480	2,471	2,487	2,333	2,208	2,175	2,182	2,202

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Gen-i

Gen-i Total	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m

Adjusted operating revenues and other gains
Local service	32	32	32	31	31	30	28	27	25
Calling	50	46	49	48	46	42	44	44	40
Mobile	49	46	48	49	47	43	43	48	50
Data	98	93	96	94	98	96	92	88	93
Broadband and internet	6	6	6	6	7	6	7	7	7
IT services	97	99	134	109	119	102	138	110	111
Resale	1	—	1	—	1	1	—	—	1
Other operating revenue	19	24	33	28	26	23	12	19	14
Internal revenue	11	11	21	16	15	15	18	14	18

	363	357	420	381	390	358	382	357	359

Adjusted operating expenses
Labour	79	75	88	86	86	77	85	84	83
Intercarrier costs	—	—	—	—	3	—	—	—	—
Other operating expenses	94	96	141	115	123	99	131	111	103
Internal expenses	129	126	122	123	123	121	117	122	113

	302	297	351	324	335	297	333	317	299

Adjusted EBITDA	61	60	69	57	55	61	49	40	60

Telecommunication solutions	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m

Adjusted operating revenues and other gains
Local service	32	32	32	31	31	30	28	27	25
Calling	50	46	49	48	46	42	44	44	40
Mobile	49	46	48	49	47	43	43	48	50
Data	98	93	96	94	98	96	92	88	93
Broadband and internet	6	6	6	6	7	6	7	7	7
IT services	1	1	1	3	3	3	6	7	7
Resale	1	—	1	—	1	1	—	—	1
Other operating revenue	17	20	26	23	22	18	9	16	13
Internal revenue	11	11	11	12	13	10	11	9	9

	265	255	270	266	268	249	240	246	245

Adjusted operating expenses
Labour	46	42	48	50	48	44	49	47	44
Intercarrier costs	—	—	—	—	3	—	—	—	—
Other operating expenses	32	31	43	40	47	31	43	43	38
Internal expenses	129	126	122	123	122	121	116	120	112

	207	199	213	213	220	196	208	210	194

Adjusted EBITDA	58	56	57	53	48	53	32	36	51

IT solutions	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m

Adjusted operating revenues and other gains
IT services	96	98	133	106	116	99	132	103	104
Other operating revenue	2	4	7	5	4	5	3	3	1
Internal revenue	—	—	10	4	2	5	7	5	9

	98	102	150	115	122	109	142	111	114

Adjusted operating expenses
Labour	33	33	40	36	38	33	36	37	39
Other operating expenses	62	65	98	75	76	68	88	68	65
Internal Expenses	—	—	—	—	1	—	1	2	1

	95	98	138	111	115	101	125	107	105

Adjusted EBITDA	3	4	12	4	7	8	17	4	9

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Gen-i

	Q2 FY08	Q3 FY08	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10
Local Service
Access Lines (000)	94	93	91	90	87	86	84	83	82

Calling
National - $m	41	38	39	39	37	36	35	35	32
International - $m	4	4	4	4	3	3	3	4	3
Other - $m	5	4	6	5	6	3	6	5	5

	50	46	49	48	46	42	44	44	40

Analysis of national calls:
National calling revenue comprised
National - $m	6	6	6	6	5	5	5	5	4
Mobile - $m	19	18	18	19	17	17	16	17	15
National 0800 - $m	16	14	15	14	15	14	14	13	13

	41	38	39	39	37	36	35	35	32

National calling minutes comprised
National (m)	70	61	66	72	62	60	66	72	71
Mobile (m)	74	70	74	75	70	66	65	66	62
National 0800 (m)	136	134	133	133	141	145	144	152	145

	280	265	273	280	273	271	275	290	278
National calling - average revenue per minute
National (cents)	8.57	9.84	9.09	8.33	8.06	8.33	7.58	6.94	5.63
Mobile (cents)	25.68	25.71	24.32	25.33	24.29	25.76	24.62	25.76	24.19
National 0800 (cents)	11.76	10.45	11.28	10.53	10.64	9.66	9.72	8.55	8.97

Analysis of international calls:
International outward revenue - $m	4	4	4	4	3	3	3	4	3
International outward minutes (m)	16	16	16	16	15	14	14	14	13
International outward revenue per minute (cents)	25.00	25.00	25.00	25.00	20.00	21.43	21.43	28.57	23.08

Broadband and internet
Broadband revenue - $m	6	6	6	6	7	6	7	7	7
Broadband connections (000)	19	20	20	20	19	19	20	19	19

IT Services Revenue
Procurement - $m	52	53	80	58	63	43	78	50	50
Professional Services - $m	9	9	13	8	10	8	10	9	8
Managed Services - $m	36	37	41	43	46	51	50	51	53

Total IT Services - $m	97	99	134	109	119	102	138	110	111

Other Operating Expenses
Mobile Cost of Sales - $m	18	18	21	20	17	14	21	22	17
IT Services Cost of Sales - $m	60	64	99	71	82	68	86	64	68
Other - $m	16	14	21	24	24	17	24	25	18

	94	96	141	115	123	99	131	111	103

FTE Permanent - Telcommunication solutions	1,157	1,163	1,177	1,154	1,193	1,231	1,222	1,196	1,187
FTE Permanent - IT solutions	1,453	1,499	1,545	1,478	1,546	1,596	1,597	1,566	1,588

Total FTE Permanent	2,610	2,662	2,722	2,632	2,739	2,827	2,819	2,762	2,775

FTE Contractors - Telcommunication solutions	151	133	111	122	98	70	60	57	52
FTE Contractors - IT solutions	380	386	276	275	179	145	120	135	148

Total FTE Contractors	531	519	387	397	277	215	180	192	200

FTE Total	3,141	3,181	3,109	3,029	3,016	3,042	2,999	2,954	2,975

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - AAPT

	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m	Q2 FY08 A$m	Q3 FY08 A$m	Q4 FY08 A$m	Q1 FY09 A$m	Q2 FY09 A$m	Q3 FY09 A$m	Q4 FY09 A$m	Q1 FY10 A$m	Q2 FY10 A$m
Adjusted operating revenues and othergains
Local service	6	6	9	9	6	8	8	9	6	5	5	7	7	6	5	6	7	5
Calling	107	97	91	94	82	93	79	71	68	91	85	77	75	70	73	64	58	54
Interconnection	10	9	11	12	12	11	12	11	8	8	9	8	10	10	9	8	8	8
Mobile	11	10	11	10	10	10	10	10	6	10	10	9	8	8	9	8	7	6
Data	39	37	37	40	40	40	42	41	43	33	32	31	32	33	32	33	34	33
Broadband and internet	49	49	49	52	49	52	47	45	44	42	42	42	41	42	41	39	36	36
Resale	97	88	90	92	80	80	79	74	70	84	76	76	73	68	65	62	59	55
Other operating revenue	5	13	9	7	5	5	7	3	6	5	11	7	5	5	5	4	3	6
Internal revenue	27	28	29	28	26	28	27	28	27	24	24	24	22	22	23	21	23	20
Other gains										—	—	—

	351	337	336	344	310	327	311	292	278	302	294	281	273	264	262	245	235	223

Adjusted operating expenses
Labour	49	48	51	55	44	45	45	44	45	42	43	41	43	36	36	35	36	34
Intercarrier costs	205	196	187	196	171	183	167	152	146	176	168	158	156	145	145	135	122	117
Other operating expenses	54	44	43	49	41	42	44	39	45	44	41	39	39	38	34	31	34	34
Internal expenses	21	22	24	21	26	28	21	19	14	19	20	18	17	21	21	17	14	11

	329	310	305	321	282	298	277	254	250	281	272	256	255	240	236	218	206	196

Adjusted EBITDA	22	27	31	23	28	29	34	38	28	21	22	25	18	24	26	27	29	27

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI's - AAPT

Local Service
Consumer access Lines (000)	347	337	309	302	283	263	247	234	227

Calling
National - A$m	73	69	63	62	55	56	52	49	46
International - A$m	18	16	14	13	15	17	12	9	8

	91	85	77	75	70	73	64	58	54

Broadband and internet
Broadband revenue - A$m	35	38	34	33	34	33	32	29	29
Internet revenue - A$m	7	4	8	8	8	8	7	7	7

	42	42	42	41	42	41	39	36	36

Consumer broadband connections (000)	177	166	157	151	142	134	127	122	120

Other Operating Expenses - A$m	44	41	39	39	38	34	31	34	34

	44	41	39	39	38	34	31	34	34

FTE Permanent	1,387	1,408	1,361	1,332	1,331	1,265	1,226	1,186	1,166
FTE Contractors	146	100	106	106	93	75	63	54	53

FTE Total	1,533	1,508	1,467	1,438	1,424	1,340	1,289	1,240	1,219

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - T&SS

	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	2	1	2	2	2	1	2	3	2
Internal revenue	153	150	133	154	152	154	149	160	157

	155	151	135	156	154	155	151	163	159

Adjusted operating expenses
Labour	26	25	22	25	25	22	22	25	29
Other operating expenses	83	77	60	78	75	77	60	81	75
Internal expenses	46	49	53	53	55	55	69	56	56

	155	151	135	156	155	154	151	162	160

Adjusted EBITDA	—	—	—	—	(1)	1	—	1	(1)

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI's - T&SS

FTE Permanent	1,480	1,509	1,500	1,473	1,471	1,483	1,505	1,527	1,534
FTE Contractors	189	191	196	206	164	157	134	157	200

FTE Total	1,669	1,700	1,696	1,679	1,635	1,640	1,639	1,684	1,734

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Corporate

	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	26	18	43	49	6	45	7	45	15
Internal revenue	22	21	24	19	21	24	29	23	25

	48	39	67	68	27	69	36	68	40

Adjusted operating expenses
Labour	19	17	18	13	12	12	16	15	12
Other operating expenses	21	16	26	12	14	29	25	13	10
Internal expenses	2	2	10	9	3	6	6	12	10

	42	35	54	34	29	47	47	40	32

Adjusted EBITDA	6	4	13	34	(2)	22	(11)	28	8

Note - some comparative information has been represented to align with the current presentation

Analysis & KPI's - Corporate

Southern Cross Dividends - $m	20	11	34	39	-	40	-	35	9
FTE Permanent	176	174	178	174	162	192	204	190	201
FTE Contractors	12	14	16	12	12	8	2	6	7

FTE Total	188	188	194	186	174	200	206	196	208

Note - some comparative information has been represented to align with the current presentation

Appendix – Supplemental information and KPIs

Telecom Group

Capex Summary

	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q2 FY10 NZ$m
Transformation and regulation
XT mobile network	20	64	68	89	71	95	60	12	17
FTTN	—	1	10	28	34	30	34	39	39
FNT	9	12	11	48	35	26	41	18	24
NGT Retail	3	3	10	4	8	9	33	14	33
Separation	7	10	22	23	23	27	51	45	47
Other Regulatory	7	4	6	3	3	3	2	2	3

Total transformation and regulation	46	94	127	195	174	190	221	130	163

Business sustaining
IT systems	27	21	40	16	14	16	20	7	15
Gen-i	25	26	54	30	23	11	15	11	7
AAPT	14	15	40	23	20	16	30	10	14
Southern Cross capacity	—	—	—	19	—	25	—	33	—
Network maintenance and growth	76	45	77	49	48	46	58	45	42
New products and services	4	7	2	2	3	1	—	4	3
Other business sustaining	10	9	15	6	12	9	21	8	8

Total business and sustaining	156	123	228	145	120	124	144	118	89

Total Group	202	217	355	340	294	314	365	248	252

Capital expenditure is presented on an accruals basis